The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(5)
Registration No. 333-164390

Subject to Completion

Preliminary Prospectus Supplement dated January 19, 2010

PROSPECTUS SUPPLEMENT
(To prospectus dated January 19, 2010)
5,000,000 Shares

Centene Corporation
Common Stock

Centene Corporation is offering 5,000,000 shares of common stock to be sold pursuant to this prospectus supplement and the accompanying prospectus. We intend to use the proceeds of this offering to repay indebtedness and for general corporate purposes. See “Use of Proceeds.” Our common stock is listed on the New York Stock Exchange under the symbol “CNC.” On January 15, 2010, the last sale price of our common stock as reported on the New York Stock Exchange was $22.04 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page S-11 of this prospectus supplement.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 750,000 shares of common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about January   , 2010.

Joint Book-Running Managers

BofA Merrill Lynch
Goldman, Sachs & Co.
J.P.Morgan
Credit Suisse

Co-Managers

Barclays Capital
Allen & Company LLC
Stifel Nicolaus

The date of this prospectus supplement is January   , 2010.

Prospectus Supplement

Prospectus

You should read this document together with additional information described under the heading “Where You Can Find More Information.” You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is comprised of two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus, on the other hand, the information in this prospectus supplement shall control.

Unless the context otherwise requires, the terms the “Company,” “we,” “us,” “our” or similar terms and “Centene” refer to Centene Corporation, together with its consolidated subsidiaries.

This document may only be used where it is legal to sell the shares of common stock. Certain jurisdictions may restrict the distribution of these documents and the offering of the shares of common stock. We require persons receiving these documents to inform themselves about and to observe any such restrictions. We have not taken any action that would permit an offering of the shares of common stock or the distribution of these documents in any jurisdiction that requires such action.

MARKET AND INDUSTRY DATA

Throughout this prospectus, we rely on and refer to information and statistics regarding the healthcare industry. We obtained this information and these statistics from various third-party sources, discussions with state regulators and our own internal estimates. We believe that these sources and estimates are reliable, but we have not independently verified them and cannot guarantee their accuracy or completeness.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary contains basic information about us, our common stock and this offering. Because this is a summary, it does not contain all of the information you should consider before investing in our common stock. You should carefully read this summary together with the more detailed information and financial statements and notes thereto contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. To fully understand this offering, you should read all of these documents.

OVERVIEW

We are a multi-line healthcare enterprise operating in two segments: Medicaid Managed Care and Specialty Services. Our Medicaid Managed Care segment provides Medicaid and Medicaid-related health plan coverage to individuals through government subsidized programs, including Medicaid, the State Children’s Health Insurance Program, or CHIP, Foster Care, Medicare Special Needs Plans and the Supplemental Security Income Program, also known as the Aged, Blind or Disabled Program, or collectively ABD. As of September 30, 2009, Medicaid accounted for approximately 75% of our at-risk membership, while CHIP (also including Foster Care) and ABD (also including Medicare) accounted for approximately 19% and 6%, respectively. Our Specialty Services segment provides specialty services, including behavioral health, individual health insurance, life and health management, long-term care programs, managed vision, telehealth services, and pharmacy benefits management to state programs, healthcare organizations, employer groups and other commercial organizations, as well as to our own subsidiaries. Our Specialty Services segment also provides a full range of healthcare solutions for the rising number of uninsured Americans. For the year ended December 31, 2008, our revenues and net earnings from continuing operations were $3.4 billion and $84.2 million, respectively, and our total cash flow from operations was $222.0 million.

During 2008, we announced our intention to sell certain assets of our New Jersey Health Plan, University Health Plans, Inc. This pending sale is discussed in detail in our Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on February 23, 2009, under the caption “Discontinued Operations” under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, filed with the SEC on October 27, 2009, under the caption “Discontinued Operations” under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our at-risk managed care membership totaled approximately 1.4 million as of September 30, 2009. We provide member-focused services through locally based staff by assisting in accessing care, coordinating referrals to related health and social services and addressing member concerns and questions. We also provide education and outreach programs to inform and assist members in accessing quality, appropriate healthcare services. We generally receive a fixed premium per member per month pursuant to our state contracts. The table below provides summary data for the state markets we served as of September 30, 2009:

		First Year of	Counties		At-Risk Managed
		Operations	Served at		Care Membership
		Under the	September	Market	at September 30,
State	Local Health Plan Name	Company	30, 2009	Share (1)	2009

Arizona	Bridgeway Health Solutions (2)	2008	1	1.5%	17,400
Florida (3)	Sunshine State Health Plan	2009	9	8.4%	84,400
Georgia	Peach State Health Plan	2006	90	28.3%	303,400
Indiana	Managed Health Services	1995	92	31.7%	200,700
Massachusetts (4)	CeltiCare Health Plan of Massachusetts	2009	6	<0.1%	500
Ohio	Buckeye Community Health Plan	2004	43	10.5%	151,200
South Carolina	Absolute Total Care	2007	42	10.5%	46,100
Texas	Superior HealthPlan	1999	239	22.2%	450,200
Wisconsin	Managed Health Services	1984	33	21.5%	132,500

Total			555		1,386,400

(1)	Represents at-risk Medicaid and CHIP membership as of September 30, 2009 as a percentage of total eligible at-risk Medicaid and CHIP members in each state. ABD programs are excluded.

(2)	Represents the acute care business under Bridgeway Health Solutions.

(3)	We began membership operations in Florida in February 2009.

(4)	We began membership operations in Massachusetts in July 2009.

In addition, in November 2009, the Mississippi Division of Medicaid selected Centene as one of two Coordinated Care Organizations to participate in the Mississippi Coordinated Access Network, a coordinated care program for Mississippi Medicaid beneficiaries. We are continuing to work with the Division to execute a contract in which we will serve eligible members throughout the state, as Magnolia Health Plan, and expect to execute the contract and begin managing care for Supplemental Security Income (SSI) members in Mississippi in 2010.

We believe our local approach to managing our health plans, including provider and member services, enables us to provide accessible, quality, culturally-sensitive healthcare coverage to our communities. Our health management, educational and other initiatives are designed to help members best utilize the healthcare system to ensure they receive appropriate, medically necessary services and effective management of routine, severe and chronic health problems, resulting in better health outcomes. We combine our decentralized local approach for care with a centralized infrastructure of support functions such as finance, information systems and claims processing.

Our health plans facilitate access to healthcare services for our members primarily through contracts with our providers. For each of our service areas, we establish a provider network consisting of primary and specialty care physicians, hospitals and ancillary providers. Our contracts with primary and specialty care physicians and hospitals usually are for one to two-year periods and renew automatically for successive one-year terms, but generally are subject to termination by either party upon 90 to 120 days prior written notice. As of September 30, 2009, the health plans we operated contracted with the following number of physicians and hospitals:

	Primary	Specialty
	Care	Care
	Physicians	Physicians	Hospitals

Arizona	235	1,748	5
Florida	764	1,832	56
Georgia	2,935	9,333	120
Indiana	1,018	3,683	87
Massachusetts	550	2,973	17
Ohio	2,326	9,105	139
South Carolina	1,030	2,374	35
Texas	8,091	20,080	379
Wisconsin	2,098	5,730	66

Total	19,047	56,858	904

Where appropriate, our health plans contract with our specialty services organizations to provide services and programs such as behavioral health, health management, managed vision, nurse triage, pharmacy benefit management, and treatment compliance. Our Specialty Services segment is a key component of our healthcare enterprise and complements our core Medicaid Managed Care business. Specialty services diversifies our revenue stream, provides higher quality health outcomes to our membership and others, and assists in controlling costs. Our specialty services are provided primarily through the following businesses:

•	Behavioral Health. Cenpatico Behavioral Health, or Cenpatico, manages behavioral healthcare for members via a contracted network of providers. We acquired Cenpatico in 2003.

•	Individual Health Insurance. Our individual health insurance company, Celtic, is a national healthcare provider licensed in 49 states offering high-quality, affordable health insurance to individual customers and their families. We acquired Celtic in 2008.

•	Life and Health Management. Nurtur Health specializes in implementing life and health management programs that encourage healthy behaviors, promote healthier workplaces, improve productivity and reduce healthcare costs. Nurtur Health was formed in December 2007 through the combination of three entities we acquired from July 2005 through November 2007.

•	Long-term Care and Acute Care. Bridgeway Health Solutions, or Bridgeway, provides long-term care services to the elderly and people with disabilities on ABD that meet income and resources requirements and who are at risk of being or are institutionalized. Bridgeway commenced long-term care operations in October 2006. Bridgeway also provides acute care services, which commenced in October 2008.

•	Managed Vision. OptiCare manages vision benefits for members through a contracted network of providers. We acquired the managed vision business of OptiCare Health Systems, Inc. in July 2006.

•	Telehealth Services. NurseWise and Nurse Response provide a toll-free nurse triage line 24 hours per day, 7 days per week, 52 weeks per year. NurseWise commenced operations in 1998.

•	Pharmacy Benefits Management. US Script is a pharmacy benefits manager that administers pharmacy benefits and processes pharmacy claims via its proprietary claims processing software. We acquired US Script in January 2006.

When necessary, we also contract with third-party providers on a negotiated fee arrangement for physical therapy, home healthcare, diagnostic laboratory tests, x-ray examinations, ambulance services and durable medical equipment. Additionally, we contract with dental vendors in markets where routine dental care is a covered benefit.

INDUSTRY

We provide our services to organizations and individuals primarily through Medicaid, CHIP, Foster Care and ABD programs. The federal Centers for Medicare and Medicaid Services, or CMS, estimated the total Medicaid market was approximately $329 billion in 2007, and estimate the market will grow to $800 billion by 2018. According to the most recent information provided by the Kaiser Commission on Medicaid and the Uninsured, Medicaid spending increased by 5.3% in fiscal 2008 and states appropriated an increase of 5.8% for Medicaid in fiscal 2009 budgets.

Established in 1965, Medicaid is the largest publicly funded program in the United States, and provides health insurance to low-income families and individuals with disabilities. Authorized by Title XIX of the Social Security Act, Medicaid is an entitlement program funded jointly by the federal and state governments and administered by the states. The majority of funding is provided at the federal level. Each state establishes its own eligibility standards, benefit packages, payment rates and program administration within federal standards. As a result, there are 56 Medicaid programs — one for each U.S. state, each U.S. territory and the District of Columbia. Many states have selected Medicaid managed care as a means of delivering quality healthcare and controlling costs, including states that automatically enroll Medicaid recipients who do not select a health plan. We refer to these states as mandated managed care states. Eligibility is based on a combination of household income and assets, often determined by an income level relative to the federal poverty level. Historically, children have represented the largest eligibility group.

Established in 1972, and authorized by Title XVI of the Social Security Act, ABD covers low-income persons with chronic physical disabilities or behavioral health impairments. ABD beneficiaries represent a growing portion of all Medicaid recipients. In addition, ABD recipients typically utilize more services because of their critical health issues.

The Balanced Budget Act of 1997 created CHIP to help states expand coverage primarily to children whose families earned too much to qualify for Medicaid, yet not enough to afford private health insurance. Some states include the parents of these children in their CHIP programs. CHIP is the single largest expansion of health insurance coverage for children since the enactment of Medicaid. Costs related to the largest eligibility group, children, are primarily composed of pediatrics and family care. These costs tend to be more predictable than other healthcare issues which predominantly affect the adult population.

A portion of Medicaid beneficiaries are dual eligibles, low-income seniors and people with disabilities who are enrolled in both Medicaid and Medicare. According to CMS, there were approximately eight million dual eligible enrollees in 2008. These dual eligibles may receive assistance from Medicaid for Medicaid benefits, such as nursing home care and/or assistance with Medicare premiums and cost sharing. Dual eligibles also use more services due to their tendency to have more chronic health issues. We serve dual eligibles through our ABD, long-term care programs, and Special Needs Plans.

While Medicaid programs have directed funds to many individuals who cannot afford or otherwise maintain health insurance coverage, they did not initially address the inefficient and costly manner in which the Medicaid population tends to access healthcare. Medicaid recipients in non-managed care programs typically have not sought preventive care or routine treatment for chronic conditions, such as asthma and diabetes. Rather, they have sought healthcare in hospital emergency rooms, which tends to be more expensive. As a result, many states have found that the costs of providing Medicaid benefits have increased while the medical outcomes for the recipients remained unsatisfactory.

Since the early 1980s, increasing healthcare costs, combined with significant growth in the number of Medicaid recipients, have led many states to establish Medicaid managed care initiatives. Additionally, a number of states are designing programs to cover the rising number of uninsured Americans. The US Census Bureau estimated there were 46.3 million Americans in 2008 that lacked health insurance. Continued pressure on states’ Medicaid budgets should cause public policy to recognize the value of managed care as a means of delivering quality healthcare and effectively controlling costs. A growing number of states have mandated that their Medicaid recipients enroll in managed care plans. Other states are considering moving to a mandated managed care approach. As a result, a significant market opportunity exists for managed care organizations with operations and programs focused on the distinct socio-economic, cultural and healthcare needs of the uninsured population and the Medicaid, CHIP, Foster Care and ABD populations. We believe our approach and strategy enable us to be a growing participant in this market.

OUR COMPETITIVE STRENGTHS

Our multi-line managed care approach is based on the following key attributes:

•	Strong Historic Operating Performance. We have increased revenues as we have grown in existing markets, expanded into new markets and broadened our product offerings. We entered the Wisconsin market in 1984, the Indiana market in 1995, the Texas market in 1999, the Arizona market in 2003, the Ohio market in 2004, the Georgia market in 2006, the South Carolina market in 2007 and the Florida and Massachusetts markets in 2009. We have increased our membership through participation in new programs in existing states. For example, in 2008, we began operations in the Texas Foster Care program and began serving Acute Care members in the Yavapai county of Arizona. We have also increased membership by acquiring Medicaid businesses, contracts and other related assets from competitors in existing markets, most recently in Florida and South Carolina in 2009. Our at-risk managed care membership totaled approximately 1.4 million as of September 30, 2009. For the year ended December 31, 2008, we had revenues of $3.4 billion, representing a 40% Compound Annual Growth Rate, or CAGR, since the year ended December 31, 2004. We generated total cash flow from operations of $222.0 million and net earnings from continuing operations of $84.2 million for the year ended December 31, 2008.

•	Medicaid Expertise. Over the last 25 years, we have strived to develop a specialized Medicaid expertise that has helped us establish and maintain relationships with members, providers and state governments. We have implemented programs developed to achieve savings for state governments and improve medical outcomes for members by reducing inappropriate emergency room use, inpatient days and high cost interventions, as well as by managing care of chronic illnesses. Our experience in working with state regulators helps us implement and deliver programs and services efficiently and affords us opportunities to provide input regarding Medicaid industry practices and policies in the states in which we operate. We work with state agencies on redefining benefits, eligibility requirements and provider fee schedules in order to maximize the number of uninsured individuals covered through Medicaid, CHIP, Foster Care and ABD and expand these types of benefits offered. Our approach is to accomplish this while maintaining adequate levels of provider compensation and protecting our profitability.

•	Diversified Business Lines. We continue to broaden our service offerings to address areas that we believe have been traditionally underserved by Medicaid managed care organizations and to address chronic illnesses commonly affecting Medicaid eligible individuals. In addition to our Medicaid and Medicaid-related managed care services, our service offerings include behavioral health, individual health insurance, life and health management, long-term care programs, managed vision, telehealth and pharmacy benefits management. Through the utilization of a multi-business line approach, we are able to improve quality of care, improve outcomes and diversify our revenues and help control our medical costs.

•	Localized Approach with Centralized Support Infrastructure. We take a localized approach to managing our subsidiaries, including provider and member services. This approach enables us to facilitate access by our members to high quality, culturally sensitive healthcare services. Our systems and procedures have been designed to address these community-specific challenges through outreach, education, transportation and other member support activities. For example, our community outreach programs work with our members and their communities to promote health and self-improvement through employment and education on how best to access care. We complement this localized approach with a centralized infrastructure of support functions such as finance, information systems and claims processing, which allows us to minimize general and administrative expenses and to integrate and realize synergies from acquisitions. We believe this combined approach allows us to efficiently integrate new business opportunities in both Medicaid and specialty services while maintaining our local accountability and improved access.

•	Specialized and Scalable Systems and Technology. Through our specialized information systems, we work to strengthen relationships with providers and states which help us grow our membership base. We continue to develop our specialized information systems which allow us to support our core processing functions under a set of integrated databases, designed to be both replicable and scalable. Physicians can use claims, utilization and membership data to manage their practices more efficiently, and they also benefit from our timely payments. State agencies can use data from our information systems to demonstrate that their Medicaid populations receive quality healthcare in an efficient manner. These systems also help identify needs for new healthcare and specialty programs. We have the ability to leverage our platform for one state configuration into new states or for health plan acquisitions. Our ability to access data and translate it into meaningful information is essential to operating across a multi-state service area in a cost-effective manner.

OUR BUSINESS STRATEGY

Our objective is to become the leading multi-line healthcare enterprise focusing on the uninsured population and state funded healthcare initiatives. We intend to achieve this objective by implementing the following key components of our strategy:

•	Increase Penetration of Existing State Markets. We seek to continue to increase our Medicaid membership in states in which we currently operate through alliances with key providers, outreach efforts, development and implementation of community-specific products and acquisitions. In 2006, we were awarded two regions in connection with Ohio’s statewide restructuring of its Medicaid managed care program, expanding the number of counties we serve from three to 27. We also were awarded a Medicaid ABD contract in Ohio. In Texas, we expanded our operations to the Corpus Christi market in 2006, began managing care for ABD recipients in February 2007 and began operations in the Foster Care program in April 2008. In Arizona, we began serving members within a long-term care plan in 2006 and within an acute care plan in 2008. In 2008, we began serving Medicare members within Special Needs Plans in Arizona, Ohio, Texas and Wisconsin. We may also increase membership by acquiring Medicaid businesses, contracts and other related assets from our competitors in our existing markets or by enlisting additional providers. For example, in 2009, we acquired certain Medicaid-related assets in Florida and South Carolina.

•	Diversify Business Lines. We seek to broaden our business lines into areas that complement our existing business to enable us to grow and diversify our revenue. We are constantly evaluating new opportunities for expansion both domestically and abroad. For instance, in July 2008, we completed the acquisition of Celtic Insurance Company, or Celtic, a national individual health insurance provider, in October 2006, we commenced operations under our managed care program contracts to provide long-term care services in Arizona, and in January 2006, we completed the acquisition of US Script, a pharmacy benefits manager. We are also considering other premium based or fee-for-service lines of business that would provide additional diversity. We employ a disciplined acquisition strategy that is based on defined criteria including internal rate of return, accretion to earnings per share, market leadership and compatibility with our information systems. We engage our executives in the relevant operational units or functional areas to ensure consistency between the diligence and integration process.

•	Address Emerging State Needs. We work to assist the states in which we operate in addressing the operating challenges they face. We seek to assist the states in balancing premium rates, benefit levels, member eligibility, policies and practices, and provider compensation. For example, in 2008, we began operating under a contract with the Texas Health and Human Services Commission for Comprehensive Health Care for Children in Foster Care, a new statewide program providing managed care services to participants in the Texas Foster Care program. By helping states structure an appropriate level and range of Medicaid, CHIP and specialty services, we seek to ensure that we are able to continue to provide those services on terms that achieve targeted gross margins, provide an acceptable return and grow our business.

•	Develop and Acquire Additional State Markets. We continue to leverage our experience to identify and develop new markets by seeking both to acquire existing business and to build our own operations. We expect to focus expansion in states where Medicaid recipients are mandated to enroll in managed care organizations, because we believe member enrollment levels are more predictable in these states. For example, effective June 1, 2006, we began managing care for Medicaid and CHIP members in Georgia. In 2010, we expect to begin managing care for SSI members in Mississippi. In addition, we focus our attention on states converting to a full-risk, managed care model. For example, in 2007, we entered the South Carolina market and we participated in the state’s conversion to at-risk managed care. In February 2009, we began managed care operations in Florida through conversion of members in certain counties from Access Health Solutions to at-risk managed care in Sunshine State Health Plan, through our new state contract. In July 2009, we began operating under our contract in Massachusetts to manage health care services for the Central, Northern, Boston and Southern regions operating as CeltiCare Health Plan of Massachusetts.

•	Leverage Established Infrastructure to Enhance Operating Efficiencies. We intend to continue to invest in infrastructure to further drive efficiencies in operations and to add functionality to improve the service provided to members and other organizations at a low cost. Our centralized functions enable us to add members and markets quickly and economically.

•	Maintain Operational Discipline. We monitor our cost trends, operating performance, regulatory relationships and the Medicaid political environment in our existing markets. We seek to operate in markets that allow us to meet our internal metrics including membership growth, plan size, market leadership and operating efficiency. We may divest contracts or health plans in markets where the state’s Medicaid environment, over a long-term basis, does not allow us to meet our targeted performance levels. We use multiple techniques to monitor and reduce our medical costs, including on-site hospital review by staff nurses and involvement of medical management and finance personnel in significant cases. Our financial management teams evaluate the financial impact of proposed changes in provider relationships. We also conduct monthly reviews of member demographics for each health plan.

RECENT DEVELOPMENTS

In November 2009, the Mississippi Division of Medicaid selected Centene as one of two Coordinated Care Organizations to participate in the Mississippi Coordinated Access Network, a coordinated care program for Mississippi Medicaid beneficiaries. We are continuing to work with the Division to execute a contract in which we will serve eligible members throughout the state, as Magnolia Health Plan, and expect to execute the contract and begin managing care for SSI members in Mississippi in 2010.

We expect the following factors will increase our health benefits ratio, or HBR, in 2010:

•	Premium rate changes lower than historical experience, as a result of the pressure of current economic conditions on state budgets

•	The removal of pharmacy coverage from the services covered by medicaid managed care entities in Indiana and Ohio.

•	Membership mix changes, particularly a greater proportion of ABD members which historically have a higher HBR.

We expect the impact of these factors on HBR will be partially offset by a decrease in the ratio of general and administrative expenses to premium and service revenues.

In addition, our business is subject to a number of risks which you should be aware of before making an investment decision. See “Risk Factors” in this prospectus supplement. For example:

•	if any of our state contracts are terminated or not renewed, our business will suffer;

•	the pending health care reform legislation could harm our business;

•	changes in healthcare law and benefits may reduce our profitability; and

•	failure to effectively manage our medical costs or related administrative costs or uncontrollable epidemic or pandemic would reduce our profitability.

ADDITIONAL INFORMATION

We are incorporated in Delaware and headquartered in St. Louis, Missouri. Our executive offices are located at 7711 Carondelet Avenue, St. Louis, Missouri 63105, and our telephone number is (314) 725-4477. Our website is www.centene.com. Information contained on our website does not constitute a part of this prospectus.

THE OFFERING

For a description of our common stock, see “Description of Capital Stock” in the accompanying prospectus.

Common stock offered by us	5,000,000 shares.

Shares outstanding after this offering	48,221,757 shares.[1]

Overallotment option	We have granted the underwriters an option to purchase from us within 30 days of the date of this prospectus supplement up to an additional 750,000 shares of common stock solely to cover overallotments, if any.

Use of proceeds	The net proceeds of this offering are estimated to be approximately $ million (approximately $ million if the underwriters’ overallotment option is exercised in full) after deducting the underwriting discount and estimated expenses of this offering. We intend to use the net proceeds:

•     to repay the outstanding indebtedness under our $300,000,000 revolving credit loan facility ($86.0 million as of September 30, 2009), which we use for working capital and other general corporate purposes, and which terminates on September 21, 2011. Interest accrues on outstanding amounts under the facility at a rate between 0.75% and 1.75% plus LIBOR, at a rate between 0.5% and 0.75% plus the Federal Funds Rate, or at a rate between 0% and 0.25% plus the Prime Rate. Our weighted average interest rate under the facility at September 30, 2009 was 1.62%; and

•     for general corporate purposes, which may include the repayment of indebtedness, funding for acquisitions, capital expenditures, additions to working capital and to meet statutory capital requirements in new or existing states.

Risk factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Conflicts of interest	Affiliates of certain of the underwriters are lenders and/or agents under the revolving credit facility. As described above, we intend to use proceeds from this offering for repayment of the revolving credit facility. Because at least 5% of the proceeds of this offering, not including underwriting compensation, may be received by one or more of the underwriters in this offering or by one of their affiliates, this offering is being conducted in compliance with NASD Rule 2720(a)(1), as administered by the Financial Industry Regulatory Authority (“FINRA”). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of equity securities for which a “bona fide public market,” as defined by FINRA, exists. See “Underwriting — Conflicts of Interest” in this prospectus supplement.

New York Stock Exchange symbol	CNC

1 The number of shares of common stock to be outstanding after this offering as shown above is based on 43,221,757 shares of our common stock outstanding, net of 2,414,010 shares held in treasury, as of January 15, 2010. Unless expressly stated otherwise, the information set forth above and throughout this prospectus supplement assumes no exercise of the underwriters’ overallotment option. See “Underwriting.”

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and related notes, “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Quarterly Report on Form 10-Q for the period ended September 30, 2009 and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2008. The assets, liabilities and results of operations of FirstGuard and University Health Plans have been classified as discontinued operations for all periods presented.

	Nine Months Ended
	September 30,		Years Ended December 31,
	2009	2008	2008	2007	2006
		($ in thousands, except member data)
	(Unaudited)

Statement of Operations Data:
Revenues:
Premium	$2,754,713	$2,338,550	$3,199,360	$2,611,953	$1,707,439
Service	72,740	56,958	74,953	80,508	79,159

Premium and service revenues	2,827,453	2,395,508	3,274,313	2,692,461	1,786,598
Premium tax	182,685	66,249	90,202	76,567	35,848

Total revenues	3,010,138	2,461,757	3,364,515	2,769,028	1,822,446

Expenses:
Medical costs	2,298,108	1,932,172	2,640,335	2,190,898	1,436,371
Cost of services	46,364	43,467	56,920	61,348	60,287
General and administrative expenses	381,524	323,391	444,733	384,970	267,712
Premium Tax	183,785	66,636	90,966	76,567	35,848

Total operating expenses	2,909,781	2,365,666	3,232,954	2,713,783	1,800,218

Earnings from operations	100,357	96,091	131,561	55,245	22,228
Other income (expense):
Investment and other income	11,781	15,724	21,728	24,452	15,511
Interest expense	(12,210)	(12,436)	(16,673)	(15,626)	(10,574)

Earnings from continuing operations, before income tax expense	99,928	99,379	136,616	64,071	27,165
Income tax expense	35,060	38,464	52,435	23,031	9,565

Earnings from continuing operations, net of income tax expense	64,868	60,915	84,181	41,040	17,600
Discontinued operations, net of income tax (benefit) expense of $(1,148), $390, $(281), $(31,563), and $12,412, respectively	(2,394)	1,159	(684)	32,362	(61,229)

Net earnings (loss)	62,474	62,074	83,497	73,402	(43,629)
Noncontrolling interest	2,518	—	—	—	—

Net earnings attributable to Centene Corporation	$59,956	$62,074	$83,497	$73,402	$(43,629)

Balance Sheet Data (end of period):
Cash and cash equivalents of continuing operations	$389,135	$261,773	$370,999	$267,305	$237,514
Investments and restricted deposits	549,867	457,572	451,058	369,545	174,431
Total assets	1,635,014	1,358,053	1,451,152	1,121,824	894,980
Medical claims liability (1)	410,997	349,502	373,037	313,364	232,496
Long-term debt	276,687	249,697	264,637	206,406	174,646
Stockholders’ equity (2)	574,261	477,574	501,272	415,047	326,423

	Nine Months Ended
	September 30,		Years Ended December 31,
	2009	2008	2008	2007	2006
		($ in thousands, except member data)
	(Unaudited)

Other Operating Data (end of period):
Membership:
Medicaid	1,040,500	850,500	877,400	779,300	843,700
CHIP and Foster Care	263,400	261,800	257,300	214,600	205,800
ABD and Medicare	82,500	58,800	61,300	60,300	5,300

Total (3)	1,386,400	1,171,100	1,196,000	1,054,200	1,054,800

Health Benefits Ratio (4):
Medicaid and CHIP	84.4%	80.7%	80.6%	82.8%	84.0%
ABD and Medicare	81.7%	91.4%	91.1%	91.4%	88.8%
Specialty Services	79.6%	82.9%	83.8%	78.4%	83.9%

Total Health Benefits Ratio	83.4%	82.6%	82.5%	83.9%	84.1%

G&A Expense Ratio (5)	13.5%	13.5%	13.6%	14.3%	15.0%

(1)	Medical claims liability includes claims reported but not yet paid, or inventory, estimates for claims incurred but not reported, or IBNR, and estimates for the costs necessary to process unpaid claims at the end of each period. The Company estimates its medical claims liability using actuarial methods that are commonly used by health insurance actuaries and meet Actuarial Standards of Practice.

(2)	Stockholders’ equity in Centene Corporation.

(3)	The total number does not include non-risk members. As of September 30, 2009 and September 30, 2008, there were 63,200 and 3,700 non-risk members, respectively. As of December 31, 2008, 2007, and 2006, there were 3,700, 35,100 and 9,600 non-risk members, respectively.

(4)	The health benefits ratio represents medical costs as a percentage of premium revenues. Our medical costs include payments to physicians, hospitals and other providers for healthcare and specialty services claims. Medical costs also include estimates of medical expenses incurred but not yet reported and estimates of the cost to process unpaid claims.

(5)	G&A Expense Ratio represents general and administrative expenses as a percentage of premium and service revenues.

RISK FACTORS

Investing in our common stock will provide you with an equity ownership in Centene. As one of our stockholders, you will be subject to risks inherent in our business. The trading price of your shares will be affected by the performance of our business relative to, among other things, competition, market conditions and general economic and industry conditions. The value of your investment may decrease, resulting in a loss. You should carefully consider the following factors as well as other information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein before deciding to invest in shares of our common stock.

Risks Related to Being a Regulated Entity

Reduction in Medicaid, CHIP and ABD funding could substantially reduce our profitability.

Most of our revenues come from Medicaid, CHIP and ABD premiums. The base premium rate paid by each state differs, depending on a combination of factors such as defined upper payment limits, a member’s health status, age, gender, county or region, benefit mix and member eligibility categories. Future levels of Medicaid, CHIP and ABD funding and premium rates may be affected by continuing government efforts to contain healthcare costs and may further be affected by state and federal budgetary constraints. Additionally, state and federal entities may make changes to the design of their Medicaid programs resulting in the cancellation or modification of these programs.

For example, in August 2007, the Centers for Medicare & Medicaid Services, or CMS, published a final rule regarding the estimation and recovery of improper payments made under Medicaid and CHIP. This rule requires a CMS contractor to sample selected states each year to estimate improper payments in Medicaid and CHIP and create national and state specific error rates. States must provide information to measure improper payments in Medicaid and CHIP for managed care and fee-for-service. Each state will be selected for review once every three years for each program. States are required to repay CMS the federal share of any overpayments identified. CMS published a proposed rule on July 15, 2009 that would make certain changes to the previously published rule. Among other things, the proposed changes establish a process for appealing error determinations. The changes will not become effective until the final rule is published. We cannot predict whether a final rule will become effective and if it does, what impact it will have on the states with which we have contracts.

The American Reinvestment and Recovery Act of 2009, which was signed into law on February 17, 2009, provides $87 billion in additional federal Medicaid funding for states’ Medicaid expenditures between October 1, 2008 and December 31, 2010. Under this Act, states meeting certain eligibility requirements will temporarily receive additional money in the form of an increase in the federal medical assistance percentage (FMAP). Thus, for a limited period of time, the share of Medicaid costs that are paid for by the federal government will go up, and each state’s share will go down. We cannot predict whether states are, or will remain, eligible to receive the additional federal Medicaid funding, or whether the states will have sufficient funds for their Medicaid programs.

States also periodically consider reducing or reallocating the amount of money they spend for Medicaid, CHIP, Foster Care and ABD. The current adverse economic conditions have, and are expected to continue to, put pressures on state budgets as tax and other state revenues decrease while the Medicaid eligible population increases, creating more need for funding. We anticipate this will require government agencies with whom we contract to find funding alternatives, which may result in reductions in funding for current programs and program expansions, contraction of covered benefits, limited or no premium rate increases or premium decreases. In recent years, the majority of states have implemented measures to restrict Medicaid, CHIP, Foster Care and ABD costs and eligibility. If any state in which we operate were to decrease premiums paid to us, or pay us less than the amount necessary to keep pace with our cost trends, it could have a material adverse effect on our revenues and operating results.

Changes to Medicaid, CHIP, Foster Care and ABD programs could reduce the number of persons enrolled in or eligible for these programs, reduce the amount of reimbursement or payment levels, or increase our administrative or healthcare costs under these programs, all of which could have a negative impact on our business. We believe that reductions in Medicaid, CHIP, Foster Care and ABD payments could substantially reduce our profitability. Further, our contracts with the states are subject to cancellation by the state after a short notice period in the event of unavailability of state funds.

If CHIP is not reauthorized or states face shortfalls, our business could suffer.

Federal support for CHIP has been authorized through 2013. We cannot be certain that CHIP will be reauthorized when current funding expires in 2013, and if it is, what changes might be made to the program following reauthorization. Thus, we cannot predict the impact that reauthorization will have on our business.

States receive matching funds from the federal government to pay for their CHIP programs, which matching funds have a per state annual cap. Because of funding caps, there is a risk that states could experience shortfalls in future years, which could have an impact on our ability to receive amounts owed to us from states in which we have CHIP contracts.

If any of our state contracts are terminated or are not renewed, our business will suffer.

We provide managed care programs and selected services to individuals receiving benefits under federal assistance programs, including Medicaid, CHIP and ABD. We provide those healthcare services under contracts with regulatory entities in the areas in which we operate. Our contracts with various states are generally intended to run for one or two years and may be extended for one or two additional years if the state or its agent elects to do so. Our current contracts are set to expire or renew between March 31, 2010 and September 30, 2011. When our contracts expire, they may be opened for bidding by competing healthcare providers. There is no guarantee that our contracts will be renewed or extended. For example, on August 25, 2006, we received notification from the Kansas Health Policy Authority that FirstGuard Health Plan Kansas, Inc.’s contract with the State would not be renewed or extended, and as a result, our contract ended on December 31, 2006. Further, our contracts with the states are subject to cancellation by the state after a short notice period in the event of unavailability of state funds. For example, the Indiana contract under which we operate can be terminated by the State without cause. Our contracts could also be terminated if we fail to perform in accordance with the standards set by state regulatory agencies. If any of our contracts are terminated, not renewed, renewed on less favorable terms, or not renewed on a timely basis, our business will suffer, and our financial position, results of operations or cash flows may be materially affected.

If we are unable to participate in CHIP programs, our growth rate may be limited.

CHIP is a federal initiative designed to provide coverage for low-income children not otherwise covered by Medicaid or other insurance programs. The programs vary significantly from state to state. Participation in CHIP programs is an important part of our growth strategy. If states do not allow us to participate or if we fail to win bids to participate, our growth strategy may be materially and adversely affected.

Changes in government regulations designed to protect the financial interests of providers and members rather than our investors could force us to change how we operate and could harm our business.

Our business is extensively regulated by the states in which we operate and by the federal government. The applicable laws and regulations are subject to frequent change and generally are intended to benefit and protect the financial interests of health plan providers and members rather than investors. The enactment of new laws and rules or changes to existing laws and rules or the interpretation of such laws and rules could, among other things:

•	force us to restructure our relationships with providers within our network;

•	require us to implement additional or different programs and systems;

•	mandate minimum medical expense levels as a percentage of premium revenues;

•	restrict revenue and enrollment growth;

•	require us to develop plans to guard against the financial insolvency of our providers;

•	increase our healthcare and administrative costs;

•	impose additional capital and reserve requirements; and

•	increase or change our liability to members in the event of malpractice by our providers.

For example, Congress is currently considering health care reform legislation. We cannot predict the impact of any such legislation, if adopted, on our business.

The pending health care reform legislation could harm our business.

The Congress is currently considering legislation that could significantly reform the U.S. health care system. We cannot predict whether any legislation will be passed and if it is, what impact it will have on our business. If any reforms are implemented that reduce Medicaid or CHIP spending or the payments we receive from states or increase taxes on HMOs or MCOs, our business could suffer.

Regulations may decrease the profitability of our health plans.

Certain states have enacted regulations which require us to maintain a minimum health benefits ratio, or establish limits on our profitability. Other states require us to meet certain performance and quality metrics in order to receive our full contractual revenue. In certain circumstances, our plans may be required to pay a rebate to the state in the event profits exceed established levels. These regulatory requirements, changes in these requirements or the adoption of similar requirements by other regulators may limit our ability to increase our overall profits as a percentage of revenues. Certain states, including but not limited to Georgia, Indiana, New Jersey, Texas and Wisconsin have implemented prompt-payment laws and are enforcing penalty provisions for failure to pay claims in a timely manner. Failure to meet these requirements can result in financial fines and penalties. In addition, states may attempt to reduce their contract premium rates if regulators perceive our health benefits ratio as too low. Any of these regulatory actions could harm our financial position, results of operations or cash flows. Certain states also impose marketing restrictions on us which may constrain our membership growth and our ability to increase our revenues.

We face periodic reviews, audits and investigations under our contracts with state government agencies, and these audits could have adverse findings, which may negatively impact our business.

We contract with various state governmental agencies to provide managed healthcare services. Pursuant to these contracts, we are subject to various reviews, audits and investigations to verify our compliance with the contracts and applicable laws and regulations. Any adverse review, audit or investigation could result in:

•	cancellation of our contracts;

•	refunding of amounts we have been paid pursuant to our contracts;

•	imposition of fines, penalties and other sanctions on us;

•	loss of our right to participate in various markets;

•	increased difficulty in selling our products and services; and

•	loss of one or more of our licenses.

Failure to comply with government regulations could subject us to civil and criminal penalties.

Federal and state governments have enacted fraud and abuse laws and other laws to protect patients’ privacy and access to healthcare. In some states, we may be subject to regulation by more than one governmental authority, which may impose overlapping or inconsistent regulations. Violation of these and other laws or regulations governing our operations or the operations of our providers could result in the imposition of civil or criminal penalties, the cancellation of our contracts to provide services, the suspension or revocation of our licenses or our exclusion from participating in the Medicaid, CHIP, Foster Care and ABD programs. If we were to become subject to these penalties or exclusions as the result of our actions or omissions or our inability to monitor the compliance of our providers, it would negatively affect our ability to operate our business.

HIPAA broadened the scope of fraud and abuse laws applicable to healthcare companies. HIPAA created civil penalties for, among other things, billing for medically unnecessary goods or services. HIPAA established new enforcement mechanisms to combat fraud and abuse, including civil and, in some instances, criminal penalties for failure to comply with specific standards relating to the privacy, security and electronic transmission of most individually identifiable health information. The HITECH Act expanded the scope of these provisions by mandating individual notification in instances of data breach, providing enhanced penalties for HIPAA violations, and granting enforcement authority to states’ Attorneys General in addition to the HHS Office of Civil Rights. It is possible that Congress may enact additional legislation in the future to increase penalties and to create a private right of action under HIPAA, which could entitle patients to seek monetary damages for violations of the privacy rules.

We may incur significant costs as a result of compliance with government regulations, and our management will be required to devote time to compliance.

Many aspects of our business are affected by government laws and regulations. The issuance of new regulations, or judicial or regulatory guidance regarding existing regulations, could require changes to many of the procedures we currently use to conduct our business, which may lead to additional costs that we have not yet identified. We do not know whether, or the extent to which, we will be able to recover from the states our costs of complying with these new regulations. The costs of any such future compliance efforts could have a material adverse effect on our business. We have already expended significant time, effort and financial resources to comply with the privacy and security requirements of HIPAA and will have to expend additional time and financial resources to comply with the HIPAA provisions contained in the American Recovery and Reinvestment Act of 2009. We cannot predict whether states will enact stricter laws governing the privacy and security of electronic health information. If any new requirements are enacted at the state or federal level, compliance would likely require additional expenditures and management time.

In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, or the NYSE, have imposed various requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will continue to devote time to these compliance initiatives.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over our financial reporting as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 causes us to incur substantial expense and management effort. Moreover, if we are not able to comply with the requirements of Section 404, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the NYSE, SEC or other regulatory authorities, which would require additional financial and management resources.

Changes in healthcare law and benefits may reduce our profitability.

Numerous proposals relating to changes in healthcare law have been introduced, some of which have been passed by Congress and the states in which we operate or may operate in the future. Changes in applicable laws and regulations are continually being considered, and interpretations of existing laws and rules may also change from time to time. We are unable to predict what regulatory changes may occur or what effect any particular change may have on our business. For example, these changes could reduce the number of persons enrolled or eligible to enroll in Medicaid, reduce the reimbursement or payment levels for medical services or reduce benefits included in Medicaid coverage. For example, some states, including Indiana and Ohio have removed, and others could consider removing, pharmacy coverage from the services covered by managed care entities. We are also unable to predict whether new laws or proposals will favor or hinder the growth of managed healthcare in general. Legislation or regulations that require us to change our current manner of operation, benefits provided or our contract arrangements may seriously harm our operations and financial results.

If a state fails to renew a required federal waiver for mandated Medicaid enrollment into managed care or such application is denied, our membership in that state will likely decrease.

States may administer Medicaid managed care programs pursuant to demonstration programs or required waivers of federal Medicaid standards. Waivers and demonstration programs are generally approved for two year periods and can be renewed on an ongoing basis if the state applies. We have no control over this renewal process. If a state does not renew such a waiver or demonstration program or the Federal government denies a state’s application for renewal, membership in our health plan in the state could decrease and our business could suffer.

Changes in federal funding mechanisms may reduce our profitability.

Changes in funding for Medicaid may affect our business. For example, on May 29, 2007, CMS issued a final rule that would reduce states’ use of intergovernmental transfers for the states’ share of Medicaid program funding. By restricting the use of intergovernmental transfers, this rule may restrict some states’ funding for Medicaid, which could adversely affect our growth, operations and financial performance. On May 23, 2008, the United States District Court for the District of Columbia vacated the final rule as improperly promulgated. The American Recovery and Reinvestment Tax Act of 2009 indicates Congressional intent is that final regulations should not be promulgated. We cannot predict whether the rule will ever be finalized or otherwise implemented and if it is, what impact it will have on our business.

Legislative changes in the Medicare program may also affect our business. For example, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 revised cost-sharing requirements for some beneficiaries and requires states to reimburse the federal Medicare program for costs of prescription drug coverage provided to beneficiaries who are enrolled simultaneously in both the Medicaid and Medicare programs. In addition, the Medicare prescription drug benefit interrupted the distribution of prescription drugs to many beneficiaries simultaneously enrolled in both Medicaid and Medicare, prompting several states to pay for prescription drugs on an unbudgeted, emergency basis without any assurance of receiving reimbursement from the federal Medicaid program. These expenses may cause some states to divert funds originally intended for other Medicaid services which could adversely affect our growth, operations and financial performance.

If state regulatory agencies require a statutory capital level higher than the state regulations, we may be required to make additional capital contributions.

Our operations are conducted through our wholly owned subsidiaries, which include health maintenance organizations, or HMOs, and managed care organizations, or MCOs. HMOs and MCOs are subject to state regulations that, among other things, require the maintenance of minimum levels of statutory capital, as defined by each state. Additionally, state regulatory agencies may require, at their discretion, individual HMOs to maintain statutory capital levels higher than the state regulations. If this were to occur to one of our subsidiaries, we may be required to make additional capital contributions to the affected subsidiary. Any additional capital contribution made to one of the affected subsidiaries could have a material adverse effect on our liquidity and our ability to grow.

If state regulators do not approve payments of dividends and distributions by our subsidiaries to us, we may not have sufficient funds to implement our business strategy.

We principally operate through our health plan subsidiaries. If funds normally available to us become limited in the future, we may need to rely on dividends and distributions from our subsidiaries to fund our operations. These subsidiaries are subject to regulations that limit the amount of dividends and distributions that can be paid to us without prior approval of, or notification to, state regulators. If these regulators were to deny our subsidiaries’ request to pay dividends to us, the funds available to us would be limited, which could harm our ability to implement our business strategy.

Risks Related to Our Business

Ineffectiveness of state-operated systems and subcontractors could adversely affect our business.

Our health plans rely on other state-operated systems or sub-contractors to qualify, solicit, educate and assign eligible members into the health plans. The effectiveness of these state operations and sub-contractors can have a material effect on a health plan’s enrollment in a particular month or over an extended period. When a state implements new programs to determine eligibility, new processes to assign or enroll eligible members into health plans, or chooses new contractors, there is an increased potential for an unanticipated impact on the overall number of members assigned into the health plans.

Failure to accurately predict our medical expenses could negatively affect our financial position, results of operations or cash flows.

Our medical expense includes claims reported but not yet paid, or inventory, estimates for claims incurred but not reported, or IBNR, and estimates for the costs necessary to process unpaid claims at the end of each period. Our development of the medical claims liability estimate is a continuous process which we monitor and refine on a monthly basis as claims receipts and payment information becomes available. As more complete information becomes available, we adjust the amount of the estimate, and include the changes in estimates in medical expense in the period in which the changes are identified.

We can not be sure that our medical claims liability estimates are adequate or that adjustments to those estimates will not unfavorably impact our results of operations. For example, in the three months ended June 30, 2006 we adjusted IBNR by $9.7 million for adverse medical costs development from the first quarter of 2006.

Additionally, when we commence operations in a new state or region, we have limited information with which to estimate our medical claims liability. For example, we commenced operations in South Carolina in December 2007, began our Foster Care program in Texas in April 2008, commenced operations in Florida in February 2009 and in Massachusetts in July 2009, and expect to commence operations in Mississippi in 2010. For a period of time after the inception of business in these states, we base our estimates on state-provided historical actuarial data and limited actual incurred and received claims.

From time to time in the past, our actual results have varied from our estimates, particularly in times of significant changes in the number of our members. The accuracy of our medical claims liability estimate may also affect our ability to take timely corrective actions, further harming our results.

Receipt of inadequate or significantly delayed premiums would negatively affect our revenues and profitability.

Our premium revenues consist of fixed monthly payments per member and supplemental payments for other services such as maternity deliveries. These premiums are fixed by contract, and we are obligated during the contract periods to provide healthcare services as established by the state governments. We use a large portion of our revenues to pay the costs of healthcare services delivered to our members. If premiums do not increase when expenses related to medical services rise, our earnings will be affected negatively. In addition, our actual medical services costs may exceed our estimates, which would cause our health benefits ratio, or our expenses related to medical services as a percentage of premium revenue, to increase and our profits to decline. In addition, it is possible for a state to increase the rates payable to the hospitals without granting a corresponding increase in premiums to us. If this were to occur in one or more of the states in which we operate, our profitability would be harmed. In addition, if there is a significant delay in our receipt of premiums to offset previously incurred health benefits costs, our earnings could be negatively impacted.

In some instances, our base premiums are subject to an adjustment, or risk score, based on the acuity of our membership. Generally, the risk score is determined by the State analyzing encounter submissions of processed claims data to determine the acuity of our membership relative to the entire state’s Medicaid membership. The risk score is dependent on several factors including our providers’ completeness and quality of claims submission, our processing of the claim, submission of the processed claims in the form of encounters to the states’ encounter systems and the states’ acceptance and analysis of the encounter data. If the risk scores assigned to our premiums that are risk adjusted are not adequate or do not appropriately reflect the acuity of our membership, our earnings will be affected negatively.

Failure to effectively manage our medical costs or related administrative costs or uncontrollable epidemic or pandemic costs would reduce our profitability.

Our profitability depends, to a significant degree, on our ability to predict and effectively manage expenses related to health benefits. We have less control over the costs related to medical services than we do over our general and administrative expenses. Because of the narrow margins of our health plan business, relatively small changes in our health benefits ratio can create significant changes in our financial results. Changes in healthcare regulations and practices, the level of use of healthcare services, hospital costs, pharmaceutical costs, major epidemics or pandemics, new medical technologies and other external factors, including general economic conditions such as inflation levels, are beyond our control and could reduce our ability to predict and effectively control the costs of providing health benefits. In 2009, the H1N1 influenza pandemic resulted in heightened costs due to increased physician visits and increased utilization of hospital emergency rooms and pharmaceutical costs. We cannot predict what impact the H1N1 influenza virus or any other epidemic or pandemic will have on our costs in the future. Additionally, we may not be able to manage costs effectively in the future. If our costs related to health benefits increase, our profits could be reduced or we may not remain profitable.

Our investment portfolio may suffer losses from reductions in market interest rates and changes in market conditions which could materially and adversely affect our results of operations or liquidity.

As of September 30, 2009, we had $434.8 million in cash, cash equivalents and short-term investments and $504.2 million of long-term investments and restricted deposits. We maintain an investment portfolio of cash equivalents and short-term and long-term investments in a variety of securities which may include asset backed securities, bank deposits, commercial paper, certificates of deposit, money market funds, municipal bonds, corporate bonds, instruments of the U.S. Treasury, insurance contracts and equity securities. These investments are subject to general credit, liquidity, market and interest rate risks. Substantially all of these securities are subject to interest rate and credit risk and will decline in value if interest rates increase or one of the issuers’ credit ratings is reduced. As a result, we may experience a reduction in value or loss of liquidity of our investments, which may have a negative adverse effect on our results of operations, liquidity and financial condition. For example, in the third quarter of 2008, we recorded a loss on investments of approximately $4.5 million due to a loss in a money market fund.

Our investments in state and municipal securities are not guaranteed by the United States government which could materially and adversely affect our results of operations or liquidity.

As of September 30, 2009, we had $392.1 million of investments in state and municipal securities. These securities are not guaranteed by the United States government. State and municipal securities are subject to additional credit risk based upon each local municipality’s tax revenues and financial stability. As a result, we may experience a reduction in value or loss of liquidity of our investments, which may have a negative adverse effect on our results of operations, liquidity and financial condition.

Difficulties in executing our acquisition strategy could adversely affect our business.

Historically, the acquisition of Medicaid and specialty services businesses, contract rights and related assets of other health plans both in our existing service areas and in new markets has accounted for a significant amount of our growth. Many of the other potential purchasers have greater financial resources than we have. In addition, many of the sellers are interested either in (a) selling, along with their Medicaid assets, other assets in which we do not have an interest or (b) selling their companies, including their liabilities, as opposed to the assets of their ongoing businesses.

We generally are required to obtain regulatory approval from one or more state agencies when making acquisitions. In the case of an acquisition of a business located in a state in which we do not currently operate, we would be required to obtain the necessary licenses to operate in that state. In addition, even if we already operate in a state in which we acquire a new business, we would be required to obtain additional regulatory approval if the acquisition would result in our operating in an area of the state in which we did not operate previously, and we could be required to renegotiate provider contracts of the acquired business. We cannot provide any assurance that we would be able to comply with these regulatory requirements for an acquisition in a timely manner, or at all. In deciding whether to approve a proposed acquisition, state regulators may consider a number of factors outside our control, including giving preference to competing offers made by locally owned entities or by not-for-profit entities.

We also may be unable to obtain sufficient additional capital resources for future acquisitions. If we are unable to effectively execute our acquisition strategy, our future growth will suffer and our results of operations could be harmed.

Execution of our growth strategy may increase costs or liabilities, or create disruptions in our business.

We pursue acquisitions of other companies or businesses from time to time. Although we review the records of companies or businesses we plan to acquire, even an in-depth review of records may not reveal existing or potential problems or permit us to become familiar enough with a business to assess fully its capabilities and deficiencies. As a result, we may assume unanticipated liabilities or adverse operating conditions, or an acquisition may not perform as well as expected. We face the risk that the returns on acquisitions will not support the expenditures or indebtedness incurred to acquire such businesses, or the capital expenditures needed to develop such businesses. We also face the risk that we will not be able to integrate acquisitions into our existing operations effectively without substantial expense, delay or other operational or financial problems. Integration may be hindered by, among other things, differing procedures, including internal controls, business practices and technology systems. We may need to divert more management resources to integration than we planned, which may adversely affect our ability to pursue other profitable activities.

In addition to the difficulties we may face in identifying and consummating acquisitions, we will also be required to integrate and consolidate any acquired business or assets with our existing operations. This may include the integration of:

•	additional personnel who are not familiar with our operations and corporate culture;

•	provider networks that may operate on different terms than our existing networks;

•	existing members, who may decide to switch to another healthcare plan; and

•	disparate administrative, accounting and finance, and information systems.

Additionally, our growth strategy includes start-up operations in new markets or new products in existing markets. We may incur significant expenses prior to commencement of operations and the receipt of revenue. As a result, these start-up operations may decrease our profitability. In the event we pursue any opportunity to diversify our business internationally, we would become subject to additional risks, including, but not limited to, political risk, an unfamiliar regulatory regime, currency exchange risk and exchange controls, cultural and language differences, foreign tax issues, and different labor laws and practices.

Accordingly, we may be unable to identify, consummate and integrate future acquisitions or start-up operations successfully or operate acquired or new businesses profitably.

Acquisitions of unfamiliar new businesses could negatively impact our business.

We are subject to the expenditures and risks associated with entering into any new line of business. Our failure to properly manage these expenditures and risks could have a negative impact on our overall business. For example, effective July 2008, we completed the previously announced acquisition of Celtic Group, Inc., the parent company of Celtic Insurance Company, or Celtic. Celtic is a national individual health insurance provider that provides health insurance to individual customers and their families. While we believe that the addition of Celtic will be complementary to our business, we have not previously operated in the individual health care industry.

If competing managed care programs are unwilling to purchase specialty services from us, we may not be able to successfully implement our strategy of diversifying our business lines.

We are seeking to diversify our business lines into areas that complement our Medicaid business in order to grow our revenue stream and balance our dependence on Medicaid risk reimbursement. In order to diversify our business, we must succeed in selling the services of our specialty subsidiaries not only to our managed care plans, but to programs operated by third-parties. Some of these third-party programs may compete with us in some markets, and they therefore may be unwilling to purchase specialty services from us. In any event, the offering of these services will require marketing activities that differ significantly from the manner in which we seek to increase revenues from our Medicaid programs. Our inability to market specialty services to other programs may impair our ability to execute our business strategy.

Failure to achieve timely profitability in any business would negatively affect our results of operations.

Start-up costs associated with a new business can be substantial. For example, in order to obtain a certificate of authority in most jurisdictions, we must first establish a provider network, have systems in place and demonstrate our ability to obtain a state contract and process claims. If we were unsuccessful in obtaining the necessary license, winning the bid to provide service or attracting members in numbers sufficient to cover our costs, any new business of ours would fail. We also could be obligated by the state to continue to provide services for some period of time without sufficient revenue to cover our ongoing costs or recover start-up costs. The expenses associated with starting up a new business could have a significant impact on our results of operations if we are unable to achieve profitable operations in a timely fashion.

Adverse credit market conditions may have a material adverse affect on our liquidity or our ability to obtain credit on acceptable terms.

The securities and credit markets have been experiencing extreme volatility and disruption over the past several years. The availability of credit, from virtually all types of lenders, has been restricted. Such conditions may persist throughout 2010 and beyond. In the event we need access to additional capital to pay our operating expenses, make payments on our indebtedness, pay capital expenditures, including costs related to our corporate headquarters’ project, or fund acquisitions, our ability to obtain such capital may be limited and the cost of any such capital may be significant, particularly if we are unable to access our existing credit facility.

Our access to additional financing will depend on a variety of factors such as prevailing economic and credit market conditions, the general availability of credit, the overall availability of credit to our industry, our credit ratings and credit capacity, and perceptions of our financial prospects. Similarly, our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us. If a combination of these factors were to occur, our internal sources of liquidity may prove to be insufficient, and in such case, we may not be able to successfully obtain additional financing on favorable terms or at all. We believe that if credit could be obtained, the terms and costs of such credit could be significantly less favorable to us than what was obtained in our most recent financings.

We derive a majority of our premium revenues from operations in a small number of states, and our financial position, results of operations or cash flows would be materially affected by a decrease in premium revenues or profitability in any one of those states.

Operations in a few states have accounted for most of our premium revenues to date. If we were unable to continue to operate in any of our current states or if our current operations in any portion of one of those states were significantly curtailed, our revenues could decrease materially. Our Medicaid contract with Kansas, which terminated December 31, 2006, together with our Medicaid contract with Missouri, accounted for $317.0 million in revenue for the year ended December 31, 2006. Our reliance on operations in a limited number of states could cause our revenue and profitability to change suddenly and unexpectedly depending on legislative or other governmental or regulatory actions and decisions, economic conditions and similar factors in those states. For example, states we currently serve may bid out their Medicaid program through a Request for Proposal, or RFP, process. Our inability to continue to operate in any of the states in which we operate would harm our business.

Competition may limit our ability to increase penetration of the markets that we serve.

We compete for members principally on the basis of size and quality of provider network, benefits provided and quality of service. We compete with numerous types of competitors, including other health plans and traditional state Medicaid programs that reimburse providers as care is provided. In addition, current focus on health care reform and potential growth in our segment may attract new competitors. Subject to limited exceptions by federally approved state applications, the federal government requires that there be choices for Medicaid recipients among managed care programs. Voluntary programs, increases in the number of competitors and mandated competition may limit our ability to increase our market share.

Some of the health plans with which we compete have greater financial and other resources and offer a broader scope of products than we do. In addition, significant merger and acquisition activity has occurred in the managed care industry, as well as in industries that act as suppliers to us, such as the hospital, physician, pharmaceutical, medical device and health information systems businesses. To the extent that competition intensifies in any market that we serve, our ability to retain or increase members and providers, or maintain or increase our revenue growth, pricing flexibility and control over medical cost trends may be adversely affected.

In addition, in order to increase our membership in the markets we currently serve, we believe that we must continue to develop and implement community-specific products, alliances with key providers and localized outreach and educational programs. If we are unable to develop and implement these initiatives, or if our competitors are more successful than we are in doing so, we may not be able to further penetrate our existing markets.

If we are unable to maintain relationships with our provider networks, our profitability may be harmed.

Our profitability depends, in large part, upon our ability to contract favorably with hospitals, physicians and other healthcare providers. Our provider arrangements with our primary care physicians, specialists and hospitals generally may be cancelled by either party without cause upon 90 to 120 days prior written notice. We cannot provide any assurance that we will be able to continue to renew our existing contracts or enter into new contracts enabling us to service our members profitably.

From time to time providers assert or threaten to assert claims seeking to terminate non-cancelable agreements due to alleged actions or inactions by us. Even if these allegations represent attempts to avoid or renegotiate contractual terms that have become economically disadvantageous to the providers, it is possible that in the future a provider may pursue such a claim successfully. In addition, we are aware that other managed care organizations have been subject to class action suits by physicians with respect to claim payment procedures, and we may be subject to similar claims. Regardless of whether any claims brought against us are successful or have merit, they will still be time-consuming and costly and could distract our management’s attention. As a result, we may incur significant expenses and may be unable to operate our business effectively.

We will be required to establish acceptable provider networks prior to entering new markets. We may be unable to enter into agreements with providers in new markets on a timely basis or under favorable terms. If we are unable to retain our current provider contracts or enter into new provider contracts timely or on favorable terms, our profitability will be harmed.

We may be unable to attract and retain key personnel.

We are highly dependent on our ability to attract and retain qualified personnel to operate and expand our business. If we lose one or more members of our senior management team, including our chief executive officer, Michael F. Neidorff, who has been instrumental in developing our business strategy and forging our business relationships, our business and financial position, results of operations or cash flows could be harmed. Our ability to replace any departed members of our senior management or other key employees may be difficult and may take an extended period of time because of the limited number of individuals in the Medicaid managed care and specialty services industry with the breadth of skills and experience required to operate and successfully expand a business such as ours. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these personnel.

Negative publicity regarding the managed care industry may harm our business and financial position, results of operations or cash flows.

The managed care industry has received negative publicity. This publicity has led to increased legislation, regulation, review of industry practices and private litigation in the commercial sector. These factors may adversely affect our ability to market our services, require us to change our services, and increase the regulatory burdens under which we operate. Any of these factors may increase the costs of doing business and adversely affect our financial position, results of operations or cash flows.

Claims relating to medical malpractice could cause us to incur significant expenses.

Our providers and employees involved in medical care decisions may be subject to medical malpractice claims. In addition, some states, including Texas, have adopted legislation that permits managed care organizations to be held liable for negligent treatment decisions or benefits coverage determinations. Claims of this nature, if successful, could result in substantial damage awards against us and our providers that could exceed the limits of any applicable insurance coverage. Therefore, successful malpractice or tort claims asserted against us, our providers or our employees could adversely affect our financial condition and profitability. Even if any claims brought against us are unsuccessful or without merit, they would still be time consuming and costly and could distract our management’s attention. As a result, we may incur significant expenses and may be unable to operate our business effectively.

Loss of providers due to increased insurance costs could adversely affect our business.

Our providers routinely purchase insurance to help protect themselves against medical malpractice claims. In recent years, the costs of maintaining commercially reasonable levels of such insurance have increased dramatically, and these costs are expected to increase to even greater levels in the future. As a result of the level of these costs, providers may decide to leave the practice of medicine or to limit their practice to certain areas, which may not address the needs of Medicaid participants. We rely on retaining a sufficient number of providers in order to maintain a certain level of service. If a significant number of our providers exit our provider networks or the practice of medicine generally, we may be unable to replace them in a timely manner, if at all, and our business could be adversely affected.

Growth in the number of Medicaid-eligible persons during economic downturns could cause our financial position, results of operations or cash flows to suffer if state and federal budgets decrease or do not increase.

Less favorable economic conditions may cause our membership to increase as more people become eligible to receive Medicaid benefits. During such economic downturns, however, state and federal budgets could decrease, causing states to attempt to cut healthcare programs, benefits and rates. We cannot predict the impact of changes in the United States economic environment or other economic or political events, including acts of terrorism or related military action, on federal or state funding of healthcare programs or on the size of the population eligible for the programs we operate. If federal funding decreases or remains unchanged while our membership increases, our results of operations will suffer.

Growth in the number of Medicaid-eligible persons may be countercyclical, which could cause our financial position, results of operations or cash flows to suffer when general economic conditions are improving.

Historically, the number of persons eligible to receive Medicaid benefits has increased more rapidly during periods of rising unemployment, corresponding to less favorable general economic conditions. Conversely, this number may grow more slowly or even decline if economic conditions improve. Therefore, improvements in general economic conditions may cause our membership levels to decrease, thereby causing our financial position, results of operations or cash flows to suffer, which could lead to decreases in our stock price during periods in which stock prices in general are increasing.

If we are unable to integrate and manage our information systems effectively, our operations could be disrupted.

Our operations depend significantly on effective information systems. The information gathered and processed by our information systems assists us in, among other things, monitoring utilization and other cost factors, processing provider claims, and providing data to our regulators. Our providers also depend upon our information systems for membership verifications, claims status and other information.

Our information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs and regulatory requirements. Moreover, our acquisition activity requires frequent transitions to or from, and the integration of, various information systems. We regularly upgrade and expand our information systems’ capabilities. If we experience difficulties with the transition to or from information systems or are unable to properly maintain or expand our information systems, we could suffer, among other things, from operational disruptions, loss of existing members and difficulty in attracting new members, regulatory problems and increases in administrative expenses. In addition, our ability to integrate and manage our information systems may be impaired as the result of events outside our control, including acts of nature, such as earthquakes or fires, or acts of terrorists.

We rely on the accuracy of eligibility lists provided by state governments. Inaccuracies in those lists would negatively affect our results of operations.

Premium payments to us are based upon eligibility lists produced by state governments. From time to time, states require us to reimburse them for premiums paid to us based on an eligibility list that a state later discovers contains individuals who are not in fact eligible for a government sponsored program or are eligible for a different premium category or a different program. Alternatively, a state could fail to pay us for members for whom we are entitled to payment. Our results of operations would be adversely affected as a result of such reimbursement to the state if we had made related payments to providers and were unable to recoup such payments from the providers.

We may not be able to obtain or maintain adequate insurance.

We maintain liability insurance, subject to limits and deductibles, for claims that could result from providing or failing to provide managed care and related services. These claims could be substantial. We believe that our present insurance coverage and reserves are adequate to cover currently estimated exposures. We cannot provide any assurance that we will be able to obtain adequate insurance coverage in the future at acceptable costs or that we will not incur significant liabilities in excess of policy limits.

From time to time, we may become involved in costly and time-consuming litigation and other regulatory proceedings, which require significant attention from our management.

We are a defendant from time to time in lawsuits and regulatory actions relating to our business. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on our business and financial position, results of operations or cash flows. In addition, regardless of the outcome of any litigation or regulatory proceedings, such proceedings are costly and time consuming and require significant attention from our management. For example, we have in the past, or may be subject to in the future, securities class action lawsuits, IRS examinations or similar regulatory actions. Any such matters could harm our business and financial position, results of operations or cash flows.

An unauthorized disclosure of sensitive or confidential member information could have an adverse effect on our business.

As part of our normal operations, we collect, process and retain confidential member information. We are subject to various federal and state laws and rules regarding the use and disclosure of confidential member information, including HIPAA and the Gramm-Leach-Bliley Act. The American Recovery and Reinvestment Act of 2009 further expands the coverage of HIPAA by, among other things, extending the privacy and security provisions, requiring new disclosures if a data breach occurs, mandating new regulations around electronic medical records, expanding enforcement mechanisms, allowing the state Attorneys General to bring enforcement actions and increasing penalties for violations. Despite the security measures we have in place to ensure compliance with applicable laws and rules, our facilities and systems, and those of our third party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human errors or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential member information, whether by us or a third party, could have a material adverse effect on our business, financial condition, cash flows, or results of operations.

If we are unable to complete the previously announced sale of certain assets of our New Jersey health plan in a timely manner, our business could suffer.

On November 20, 2008, we announced that we had entered into an agreement with Amerigroup Corporation, or Amerigroup, to sell certain assets of our subsidiary University Health Plans, Inc. in the State of New Jersey to Amerigroup. The agreement contains a number of conditions to closing, including (i) the approval of regulators in New Jersey, (ii) the lack of a material adverse effect, and (iii) other customary conditions. On December 31, 2008, we announced that we had received a termination notice from Amerigroup relating to the New Jersey transaction. On October 23, 2009, we entered into a settlement agreement with Amerigroup resolving all claims, and expect to complete the sale in the first quarter of 2010. However, if we are unable to complete the sale of our New Jersey business, our results of operations could be negatively impacted.

Risks related to our corporate headquarters’ project could harm our financial position, results of operations or cash flows.

In 2008 and 2009, our capital expenditures included costs associated with the construction of a real estate development on the property adjoining our corporate office, which we believe is necessary to accommodate our growing business. We are currently a joint venture partner in an entity that is developing the properties. If the entity is unable to complete the development or if the entity delays or abandons the real estate project, it may have an adverse impact on our financial position, results of operations or cash flows. For example, in 2007 we abandoned a previously planned redevelopment project and recorded a pre-tax impairment charge of $7.2 million. Our operations and efficiency could also be impacted if the development is not completed as there is limited office space for us to expand in the market near our existing headquarters as our business continues to grow.

Risks Related to Our Common Stock

The price of our common stock may be volatile.

During the twelve months ended December 31, 2009, the high sales price per share of our common stock on the NYSE was $22.50 and the low sales price per share was $15.00. The price of our common stock could be subject to wide fluctuations in the future in response to many events or factors, including those discussed in the risk factors incorporated by reference herein, as well as:

•	State and federal budget decreases;

•	actual or anticipated fluctuations in operating results;

•	changes in expectations as to future financial performance or buy/sell recommendations of securities analysts;

•	acquisitions, strategic alliances or joint ventures involving us or our competitors;

•	actions of our current stockholders, including sales of common stock by our directors and executive officers;

•	the arrival or departure of key personnel;

•	our, or a competitor’s, announcement of new products, services or innovations; and

•	the operating and stock price performance of other comparable companies.

General market conditions and domestic or international macroeconomic factors unrelated to our performance may also affect the price of our common stock. For these reasons, investors should not rely on recent trends to predict future prices of our common stock or financial results.

Future issuances of equity or equity-linked securities by us may cause the market price of shares of our common stock to fall.

As of January 15, 2010, we had 43,221,757 shares of our common stock outstanding. The issuance of these new shares, the common stock offered hereby and the sale of additional shares that may become eligible for sale in the public market from time to time upon the exercise of stock options or vesting of equity awards could have the effect of depressing the market price for shares of our common stock.

Our issuance of preferred stock could adversely affect holders of common stock.

Our board of directors is authorized to issue series of preferred stock without any action on the part of our holders of common stock. Our board of directors also has the power, without stockholder approval, to set the terms of any such series of preferred stock that may be issued, including voting rights, dividend rights, preferences over our common stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue preferred stock in the future that has preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the price of our common stock could be adversely affected.

Our corporate documents and provisions of Delaware law may prevent a change in control or management that stockholders may consider desirable.

Section 203 of the Delaware General Corporation Law, laws of states in which we operate, and our charter and by-laws contain provisions that might enable our management to resist a takeover of our company. These provisions could have the effect of delaying, deferring, or preventing a change in control of Centene or a change in our management that stockholders may consider favorable or beneficial. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

We may not pay cash dividends on our common stock.

We have never declared any cash dividends on our capital stock and currently anticipate that we will retain any future earnings for the development, operation and expansion of our business. The declaration and payment of dividends is at the discretion of our board of directors.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

All statements, other than statements of current or historical fact, contained in this prospectus are forward-looking statements. We have attempted to identify these statements by terminology including “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “seek,” “target,” “goal,” “may,” “will,” “should,” “can,” “continue” and other similar words or expressions in connection with, among other things, any discussion of future operating or financial performance. In particular, these statements include statements about our market opportunity, our growth strategy, competition, expected activities and future acquisitions, investments and the adequacy of our available cash resources. Readers are cautioned that matters subject to forward-looking statements involve known and unknown risks and uncertainties, including economic, regulatory, competitive and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions.

All forward-looking statements included in this prospectus are based on information available to us on the date of this prospectus. Actual results may differ from projections or estimates due to a variety of important factors, including:

•	our ability to accurately predict and effectively manage health benefits and other operating expenses;

•	competition;

•	changes in healthcare practices;

•	changes in federal or state laws or regulations;

•	inflation;

•	provider contract changes;

•	new technologies;

•	reduction in provider payments by governmental payors;

•	major epidemics or pandemics;

•	disasters and numerous other factors affecting the delivery and cost of healthcare;

•	the expiration, cancellation or suspension of our Medicaid managed care contracts by state governments;

•	availability of debt and equity financing, on terms that are favorable to us; and

•	general economic and market conditions.

The risk factors set forth or incorporated by reference above in the section entitled “Risk Factors” contains a further discussion of these and other important factors that could cause actual results to differ from expectations. We disclaim any current intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Due to these important factors and risks, we cannot give assurances with respect to our future premium levels or our ability to control our future medical costs.

USE OF PROCEEDS

We expect the net proceeds from this offering to be approximately $109,600,000 (approximately $126,130,000 if the underwriters’ overallotment option is exercised in full), before deducting the underwriting discount but inclusive of estimated expenses of this offering, based on an assumed public offering price of $22.04 (the last reported sale price of our common stock on January 15, 2010).

We intend to use the net proceeds from this offering:

•	to repay the outstanding indebtedness under our $300,000,000 revolving credit loan facility ($86.0 million as of September 30, 2009), which we use for working capital and other general corporate purposes, and which terminates on September 21, 2011. Interest accrues on outstanding amounts under the facility at a rate between 0.5% and 0.75% plus the Federal Funds Rate, or at a rate between 0% and 0.25% plus the Prime Rate. Our weighted average interest rate under the facility at September 30, 2009 was 1.62%; and

•	for general corporate purposes, which may include the repayment of indebtedness, funding for acquisitions, capital expenditures, additions to working capital and to meet statutory capital requirements in new or existing states. We evaluate possible acquisitions from time to time, although we currently have no commitments or binding agreements to make any acquisitions, and we cannot assure you that we will make any acquisitions in the future. We are currently in negotiations on non-binding letters of intent that would expand our programs in our existing and new states; however, the proposed purchase prices for these acquisitions would not be material individually or in the aggregate.

Pending such use, the proceeds may be invested temporarily in short-term, interest-bearing, investment-grade securities or similar assets.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDENDS

Our common stock is listed and traded on the New York Stock Exchange under the symbol “CNC.” The following table sets forth, for the periods indicated, the high and low sale prices of our common stock as reported on the New York Stock Exchange.

	Price per Share
	High	Low

Year Ended December 31, 2008
First Quarter	$28.49	$13.58
Second Quarter	$21.70	$13.10
Third Quarter	$24.67	$16.40
Fourth Quarter	$21.61	$15.23
Year Ending December 31, 2009
First Quarter	$22.50	$15.00
Second Quarter	$21.00	$17.29
Third Quarter	$20.48	$16.89
Fourth Quarter	$22.02	$17.25
Year Ending December 31, 2010
First Quarter (through January 15, 2010)	$22.22	$20.92

The closing sale price of our common stock as reported on the New York Stock Exchange on January 15, 2010 was $22.04 per share.

For a description of our common stock, see “Description of Capital Stock” in the accompanying prospectus and our restated certificate of incorporation, which is incorporated by reference herein.

Dividend Policy

We have never declared any cash dividends on our capital stock and currently anticipate that we will retain any future earnings for the development, operation and expansion of our business.

Our board of directors has the authority to make decisions regarding the nature, frequency and amount of our dividends based on a number of factors, including our current and future liquidity needs and position and current and projected results from operations and performance.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of September 30, 2009 (1) on an actual basis and (2) on an as adjusted basis after giving effect to the sale of 5,000,000 shares of common stock offered on a firm commitment basis by this prospectus supplement and the application of the estimated net proceeds therefrom.

	September 30, 2009
	Actual	As Adjusted (1)
	(In millions)

Unregulated cash and investments	$27.6	$51.2
Regulated cash, investments and restricted deposits	911.4	911.4

Total cash, investments and restricted deposits (2)	$939.0	$962.6

$300,000,000 Revolving credit facility	$86.0	$—
7 1/4% Senior Notes due April 1, 2014	175.0	175.0
Debt secured by real estate	10.0	10.0
Capital leases	6.3	6.3

Total debt	$277.3	$191.3

Stockholders’ equity:
Common stock, $.001 par value per share, 100,000,000 shares authorized, 45,402,369 shares issued, including shares held in treasury, and 50,402,369 shares, including shares held in treasury, as adjusted to give effect to this offering	$0.1	$0.1
Additional paid-in capital, net of estimated issuance costs	277.7	387.3
Accumulated other comprehensive income (3)	7.8	7.8
Retained earnings	335.2	335.2
Treasury stock	(46.5)	(46.5)

Total Centene stockholder’s equity	574.3	683.9
Noncontrolling interest	19.0	19.0

Total stockholders’ equity:	$593.3	$702.9

(1)	As adjusted to give effect to the sale of 5,000,000 shares of common stock and the use of proceeds to repay the outstanding indebtedness under our $300,000,000 revolving credit loan facility ($86.0 million as of September 30, 2009). Calculated based on an assumed public offering price of $22.04 (the last reported sale price of our common stock on January 15, 2010), before deducting the underwriting discount but inclusive of $600,000 of estimated expenses of this offering.

(2)	Additionally, the Company held regulated cash and investments of $26.8 million from discontinued operations.

(3)	Attributable to unrealized gain on investments, net of tax.

UNITED STATES FEDERAL TAX CONSIDERATIONS

The following summary is a general discussion of the material United States federal income and estate tax consequences of purchasing, owning and disposing of our common stock by a non-U.S. holder that acquires our common stock pursuant to this offering. This discussion is limited to non-U.S. holders who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal tax purposes) created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes);

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (1) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion does not consider:

•	U.S. federal gift tax consequences, or U.S. state or local or non-U.S. tax consequences;

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position;

•	the tax consequences for the shareholders, partners, or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, hybrid entities, certain former citizens or former long-term residents of the United States, broker-dealers, and traders in securities; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment.

If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of the shares of our common stock purchased in the offering, the United States federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Partnerships and partners should consult their tax advisors about the United States federal income and estate tax consequences of purchasing, owning, and disposing of our common stock.

The following discussion is based on provisions of the Code, applicable U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations, all as in effect on the date of this prospectus supplement, and all of which are subject to change, possibly on a retroactive basis. Prospective investors are urged to consult their own tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations with respect to acquiring, owning and disposing of shares of our common stock.

Dividends

As discussed under “Price Range of our Common Stock and Dividends” above, we do not currently expect to make distributions with respect to our common stock. In the event that we do make distributions on our common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and first reduce the non-U.S. holder’s basis in our common stock (but not below zero) and then will be treated as gain from the sale of our common stock.

We will have to withhold U.S. federal income tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

In order to claim the benefit of an applicable income tax treaty, a non-U.S. holder will be required to provide a properly executed U.S. Internal Revenue Service Form W-8BEN (or other applicable form) in accordance with the applicable certification and disclosure requirements. Special rules apply to partnerships and other pass-through entities and these certification and disclosure requirements also may apply to beneficial owners of partnerships and other pass-through entities that hold our common stock. A non-U.S. holder that satisfies the requirements for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the manner of claiming the benefits.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty are attributable to a permanent establishment in the United States) are taxed on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the non-U.S. holder was a resident of the United States. In such cases, we will not have to withhold U.S. federal income tax if the non-U.S. holder provides a properly executed U.S. Internal Revenue Service Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on a foreign corporation that has earnings and profits (attributable to dividends or otherwise) that are effectively connected with the conduct of a trade or business in the United States.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax or any withholding thereof with respect to gain realized on a sale or other disposition of our common stock unless one of the following applies:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); in these cases, the non-U.S. holder will generally be taxed on its net gain derived from the disposition at the regular graduated rates in the same manner as if the non-U.S. holder were a resident of the United States and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses, generally will be subject to a flat 30% U.S. federal income tax (even though the non-U.S. holder is not considered a resident alien under the Code); or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or a “USRPHC,” for U.S. federal income tax purposes at any time during the shorter of the 5-year period ending on the date you dispose of our common stock or the period you held our common stock. Generally, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. As long as our common stock is “regularly traded on an established securities market” within the meaning of Section 897(c)(3) of the Code, however, our common stock will be treated as United States real property interests only if you owned directly or indirectly more than 5 percent of such regularly traded common stock during the shorter of the 5-year period ending on the date you dispose of our common stock or the period you held our common stock and we were a USRPHC during such period. If we are or were to become a USRPHC and a non-U.S. holder owned directly or indirectly more than 5 percent of our common stock during the period described above or our common stock is not “regularly traded on an established securities market,” then a non-U.S. holder would generally be subject to U.S. federal income tax on its net gain derived from the disposition of our common stock at regular graduated rates.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a U.S. citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, and, therefore, U.S. federal estate tax may be imposed with respect to the value of such stock, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available under the provisions of an applicable income tax treaty or agreement to the tax authorities in the country in which the non-U.S. holder is a resident.

Under some circumstances, U.S. Treasury regulations require backup withholding and additional information reporting on reportable payments on common stock. The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at the applicable rate (currently 28%), unless the 30% rate (or such lower rate as may be specified by an applicable income tax treaty) of withholding described above applies.

The payment of the proceeds of the sale or other disposition of common stock by a non-U.S. holder to or through the U.S. office of any broker, U.S. or non-U.S., generally will be reported to the IRS and reduced by backup withholding, unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds from the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker will not be reduced by backup withholding or reported to the IRS, unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of common stock by or through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States will be reported to the IRS and may be reduced by backup withholding unless the broker receives a statement from the non-U.S. holder that certifies its status as a non-U.S. holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a non-U.S. holder.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner. These backup withholding and information reporting rules are complex and non-U.S. holders are urged to consult their own tax advisors regarding the application of these rules to them.

The foregoing discussion of U.S. federal income and estate tax considerations is general information only and is not tax advice. Accordingly, you should consult your own tax advisor as to the particular tax consequences to you of purchasing, holding or disposing of our common stock, including the applicability and effect of any federal, state, local or non-U.S. tax laws, and of any changes or proposed changes in applicable law.

UNDERWRITING

The shares of our common stock offered by this prospectus supplement include 5,000,000 shares, to be offered to the public by the underwriters at the public offering price of $      per share. We have granted the underwriters an option to purchase up to an additional 750,000 shares to cover overallotments.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Credit Suisse Securities (USA) LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Credit Suisse Securities (USA) LLC
Barclays Capital Inc.
Allen & Company LLC
Stifel, Nicolaus & Company, Incorporated

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement. If an underwriter defaults with respect to shares, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $      per share to other dealers. After the offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at approximately $600,000 and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to 750,000 additional shares at the public offering price listed on the cover page of this prospectus supplement, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and each of our executive officers and directors have agreed, with limited exceptions, not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 90 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. However, Michael F. Neidorff, our Chairman and Chief Executive Officer, will be permitted to continue to sell certain shares of common stock pursuant to a previously adopted, non-discretionary, written trading plan that complies with SEC Rule 10b5-1. In addition, in connection with the vesting of restricted stock units granted pursuant to equity incentive plans existing and as in effect on the date of this prospectus supplement, the executive officers will be permitted to sell up to that number of shares of common stock that is sufficient to generate net proceeds to satisfy the minimum tax withholding obligations in connection with such vesting. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	establish an open “put equivalent position” or liquidate or decrease a “call equivalent position” within the meaning of SEC Rule 16a-1(h);

•	otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of lock-up period referred to above, we issue an earnings release or material news or a material event relating to the Company occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

New York Stock Exchange Listing

Our common stock is listed on the New York Stock Exchange under the symbol “CNC.”

Conflicts of Interest

As described in “Use of Proceeds,” the net proceeds of this offering will be used to repay borrowings under our revolving credit facility. Affiliates of certain of the underwriters are lenders and/or agents under our revolving credit facility. As a result, certain of the net proceeds from this offering, not including underwriting compensation, will be paid to one or more affiliates of certain underwriters in connection with repayment of those borrowings. Because of the manner in which the proceeds will be used, the offering will be conducted in accordance with NASD Rule 2720(a)(1), as administered by FINRA. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of equity securities for which a “bona fide public market,” as defined by FINRA, exists.

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute this prospectus supplement by electronic means, such as e-mail. In addition, the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. The underwriters may allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus supplement is available on the Internet web site maintained by the underwriters for their subscription customers. Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on the web sites is not part of this prospectus supplement or accompanying prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Affiliates of certain of the underwriters act as lenders and/or agents under the revolving credit facility and therefore may receive a portion of the proceeds from the offering.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus supplement may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus supplement.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus supplement will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(A) it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated

has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus supplement, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus supplement may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

LEGAL MATTERS

Bryan Cave LLP, St. Louis, Missouri, will pass upon certain legal matters for us in connection with the common stock offered by this prospectus supplement and the accompanying prospectus. Goodwin Procter LLP, Boston, Massachusetts, will pass upon certain legal matters for the underwriters.

EXPERTS

The consolidated financial statements of Centene Corporation as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 (which is included in Management’s Report on Internal Control over Financial Reporting) have been incorporated herein and in the registration statement in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on their public reference room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. Our common stock is listed and traded on the New York Stock Exchange (the “NYSE”). You may also inspect the information we file with the SEC at the NYSE’s offices at 20 Broad Street, New York, New York 10005. Information about us, including our SEC filings, is also available at our Internet site at http://www.centene.com. However, the information on our Internet site is not a part of this prospectus or any prospectus supplement.

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than the portions provided pursuant to Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” to the SEC) after the date of this prospectus and before the end of the offering of the securities pursuant to this prospectus (SEC File No. 001-31826):

•	our Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on February 23, 2009;

•	our Quarterly Report on Form 10-Q for the period ended March 31, 2009, filed with the SEC on April 28, 2009;

•	our Quarterly Report on Form 10-Q for the period ended June 30, 2009, filed with the SEC on July 28, 2009;

•	our Quarterly Report on Form 10-Q for the period ended September 30, 2009, filed with the SEC on October 27, 2009;

•	our Current Report on Form 8-K, filed with the SEC on May 8, 2009;

•	our Current Report on Form 8-K, filed with the SEC on October 2, 2009; and

•	the description of our common and preferred stock purchase rights contained in our registration statement on Form 8-A filed with the SEC on October 14, 2003, as amended by our Forms 8-A/A filed with the SEC on December 17, 2004 and April 26, 2007, including any amendments or reports filed for the purpose of updating such description.

We encourage you to read our SEC reports, as they provide additional information about us which prudent investors find important. We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus at no charge upon written or oral request made by contacting us at Centene Corporation, Attn: Corporate Secretary, 7711 Carondelet Avenue, St. Louis, Missouri 63105, telephone (314) 725-4477.

PROSPECTUS

Common Stock

We may offer and sell from time to time shares of our common stock in amounts, at prices and on terms that we will determine at the times of the offerings. We will provide specific terms of any offering in supplements to this prospectus. The supplements may add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

We may offer shares of common stock for sale directly to purchasers or through underwriters, dealers or agents to be designated at a future date. The supplements to this prospectus will provide the names of any underwriters, the specific terms of the plan of distribution, the underwriter’s discounts and commissions, and the terms of any overallotment options.

Our common stock is listed on the New York Stock Exchange under the symbol “CNC.”

Investing in our securities involves risk. See “Risk Factors” beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 19, 2010

No dealer, salesperson or other person is authorized to give you any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic “shelf” registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). Under this shelf registration process, we may, from time to time, sell the securities described in this prospectus in one or more offerings. For further information about our business and the securities, you should refer to the registration statement and its exhibits. The exhibits to our registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase the securities we offer, you should review the full text of these documents. The registration statement and the exhibits can be obtained from the SEC as indicated under the heading “Where You Can Find More Information.”

This prospectus provides you with a general description of our common stock. Each time we offer shares of our common stock, we will provide you with a prospectus supplement and/or other offering material that will contain specific information about the terms of that offering. When we refer to a “prospectus supplement,” we are also referring to any free writing prospectus or other offering material authorized by us. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement, you should rely on the information in the prospectus supplement. You should read this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information provided in this prospectus, in any prospectus supplement, or any other offering material that we authorize, including the information incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus, any supplement to this prospectus, or any other offering material that we authorize, is accurate at any date other than the date indicated on the cover page of these documents or the date of the statement contained in any incorporated documents, respectively. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the securities referred to in the prospectus supplement. This prospectus is not an offer to sell or a solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. You should not interpret the delivery of this prospectus, or any sale of securities, as an indication that there has been no change in our affairs since the date of this prospectus. You should also be aware that information in this prospectus may change after this date. Unless the context otherwise requires, in this prospectus “Centene,” “we,” “us,” “our” and “ours” refer to Centene Corporation and its consolidated subsidiaries.

RISK FACTORS

Investing in our common stock involves risks. You should carefully consider the risks described under “Risk Factors” in Item 1A of Part II of our Quarterly Report on Form 10-Q for the period ended September 30, 2009, filed with the SEC on October 27, 2009, and under “Risk Factors” in Item 1A of Part I of our Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on February 23, 2009, and in the other documents incorporated by reference into this prospectus (which risk factors are incorporated by reference herein), as well as the additional risk factors and other information contained or incorporated by reference in this prospectus or in any prospectus supplement hereto before making a decision to invest in our common stock. See “Where You Can Find More Information.”

CENTENE CORPORATION

We are a multi-line healthcare enterprise operating in two segments: Medicaid Managed Care and Specialty Services. Our Medicaid Managed Care segment provides Medicaid and Medicaid-related health plan coverage to individuals through government subsidized programs, including Medicaid, the State Children’s Health Insurance Program, or CHIP, Foster Care, Medicare Special Needs Plans and the Supplemental Security Income Program, also known as the Aged, Blind or Disabled Program, or collectively ABD. At September 30, 2009, Medicaid accounted for 75% of our at-risk membership, while CHIP (also including Foster Care) and ABD (also including Medicare) accounted for 19% and 6%, respectively. Our Specialty Services segment provides specialty services, including behavioral health, individual health insurance, life and health management, long-term care programs, managed vision, telehealth services, and pharmacy benefits management to state programs, healthcare organizations, employer groups and other commercial organizations, as well as to our own subsidiaries. Our Specialty Services segment also provides a full range of healthcare solutions for the rising number of uninsured Americans.

Our initial health plan commenced operations in Wisconsin in 1984. We were organized in Wisconsin in 1993 as a holding company for our initial health plan and reincorporated in Delaware in 2001. Our corporate office is located at 7711 Carondelet Avenue, St. Louis, Missouri 63105, and our telephone number is (314) 725-4477. Our stock is publicly traded on the New York Stock Exchange under the ticker symbol “CNC.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on their public reference room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. Our common stock is listed under the symbol “CNC” and traded on the New York Stock Exchange (the “NYSE”). You may also inspect the information we file with the SEC at the NYSE’s offices at 20 Broad Street, New York, New York 10005. Information about us, including our SEC filings, is also available at our Internet site at http://www.centene.com. However, the information on our Internet site is not a part of this prospectus or any prospectus supplement.

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than the portions provided pursuant to Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” to the SEC) after the date of this prospectus and before the end of the offering of the securities pursuant to this prospectus (SEC File No. 001-31826):

•	our Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on February 23, 2009;

•	our Quarterly Report on Form 10-Q for the period ended March 31, 2009, filed with the SEC on April 28, 2009;

•	our Quarterly Report on Form 10-Q for the period ended June 30, 2009, filed with the SEC on July 28, 2009;

•	our Quarterly Report on Form 10-Q for the period ended September 30, 2009, filed with the SEC on October 27, 2009;

•	our Current Report on Form 8-K, filed with the SEC on May 8, 2009;

•	our Current Report on Form 8-K, filed with the SEC on October 2, 2009; and

•	the description of our common and preferred stock purchase rights contained in our registration statement on Form 8-A filed with the SEC on October 14, 2003, as amended by our Forms 8-A/A filed with the SEC on December 17, 2004 and April 26, 2007, including any amendments or reports filed for the purpose of updating such description.

We encourage you to read our SEC reports, as they provide additional information about us which prudent investors find important. We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus at no charge upon request by contacting us at Centene Corporation, Attn: Corporate Secretary, 7711 Carondelet Avenue, St. Louis, Missouri 63105, telephone (314) 725-4477.

USE OF PROCEEDS

Unless we specify another use in the applicable prospectus supplement, we will use the net proceeds from the sale of any securities offered by us for general corporate purposes. Such general corporate purposes may include the repayment of indebtedness, funding for acquisitions, capital expenditures, additions to working capital and to meet statutory capital requirements in new or existing states. We evaluate possible acquisitions from time to time, although we currently have no commitments or binding agreements to make any acquisitions, and we cannot assure you that we will make any acquisitions in the future. We are currently in negotiations on non-binding letters of intent that would expand our programs in our existing and new states; however, the proposed purchase prices for these acquisitions would not be material individually or in the aggregate. Pending such use, the proceeds may be invested temporarily in short-term, interest-bearing, investment-grade securities or similar assets.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

All statements, other than statements of current or historical fact, contained in this prospectus are forward-looking statements. We have attempted to identify these statements by terminology including “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “seek,” “target,” “goal,” “may,” “will,” “should,” “can,” “continue” and other similar words or expressions in connection with, among other things, any discussion of future operating or financial performance. In particular, these statements include statements about our market opportunity, our growth strategy, competition, expected activities and future acquisitions, investments and the adequacy of our available cash resources. Readers are cautioned that matters subject to forward-looking statements involve known and unknown risks and uncertainties, including economic, regulatory, competitive and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions.

All forward-looking statements included in this prospectus are based on information available to us on the date of this prospectus. Actual results may differ from projections or estimates due to a variety of important factors, including:

•	our ability to accurately predict and effectively manage health benefits and other operating expenses;

•	competition;

•	changes in healthcare practices;

•	changes in federal or state laws or regulations;

•	inflation;

•	provider contract changes;

•	new technologies;

•	reduction in provider payments by governmental payors;

•	major epidemics or pandemics;

•	disasters and numerous other factors affecting the delivery and cost of healthcare;

•	the expiration, cancellation or suspension of our Medicaid managed care contracts by state governments;

•	availability of debt and equity financing, on terms that are favorable to us; and

•	general economic and market conditions.

The risk factors set forth or incorporated by reference above in the section entitled “Risk Factors” contains a further discussion of these and other important factors that could cause actual results to differ from expectations. We disclaim any current intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Due to these important factors and risks, we cannot give assurances with respect to our future premium levels or our ability to control our future medical costs.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of our capital stock and the provisions of our certificate of incorporation and by-laws. It also summarizes some relevant provisions of the General Corporation Law of the State of Delaware, which we refer to as Delaware law or the DGCL. Since the terms of our certificate of incorporation, by-laws, and Delaware law are more detailed than the general information provided below, you should only rely on the actual provisions of those documents and Delaware law. If you would like to read those documents, they are on file with the SEC as described under the heading “Where You Can Find More Information.”

General

Centene’s authorized capital stock consists of 110 million shares, of which:

•	100 million shares are designated as common stock, par value $.001 per share, and

•	10 million shares are designated as preferred stock, par value $.001 per share.

As of January 15, 2010, Centene had 43,221,757 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Subject to any preference rights of holders of preferred stock, the holders of common stock are entitled to receive dividends, if any, declared from time to time by the directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of holders of preferred stock to prior distribution. Holders of common stock have no cumulative voting rights. The common stock has no preemptive or conversion rights or other subscription rights. No redemption or sinking fund provisions apply to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the completion of this offering will be fully paid and nonassessable.

We may issue additional shares of authorized common stock without stockholder approval, subject to applicable rules of the NYSE and Delaware law.

The transfer agent and registrar for the common stock is BNY Mellon Investor Shareowner Services. Information about BNY Mellon Investor Shareowner Services may be obtained at (888) 213-0965. Our common stock is listed on the NYSE under the symbol “CNC.”

Preferred Stock

The following is a description of general terms and provisions of the preferred stock. All of the terms of the preferred stock are, or will be contained in our certificate of incorporation or in one or more certificates of designation relating to each series of the preferred stock, which will be filed with the SEC at or prior to the issuance of the series of preferred stock, and will be available as described under the heading “Where You Can Find More Information.”

Our board of directors is authorized, without further stockholder approval but subject to applicable rules of the NYSE and any limitations prescribed by law, to issue up to 10 million shares of preferred stock from time to time. Our board of directors has the discretion to provide for the issuance of all or any shares of preferred stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the board of directors providing for the issuance of such class or series, including, without limitation, the authority to provide that any such class or series may be:

•	subject to redemption at such time or times and at such price or prices,

•	entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series,

•	entitled to such rights upon the dissolution of Centene or upon any distribution of our assets, or

•	convertible into, or exchangeable for, shares of any other class or classes of stock or of any other series of the same or any other class or classes of stock of Centene at such price or prices or at such rates of exchange and with such adjustments as the board may determine.

In connection with the rights plan described below, our board of directors has designated 100,000 shares of preferred stock as Series A Junior Participating Preferred Stock, $0.001 par value per share, the terms of which are set forth in the Certificate of Designations of Series A Junior Participating Preferred Stock, filed with the Secretary of State of the State of Delaware on August 30, 2002, as it may be amended from time to time, and are summarized below under “— Rights Plan.”

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock may provide desirable flexibility in connection with possible acquisitions and other corporate purposes, but could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock.

Certain Effects of Authorized but Unissued Stock

We may issue additional shares of common stock or preferred stock without stockholder approval, subject to applicable rules of the NYSE and Delaware law, for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions, and employee benefit plans and equity grants. The existence of unissued and unreserved common and preferred stock may enable us to issue shares to persons who are friendly to current management, which could discourage an attempt to obtain control of Centene by means of a proxy contest, tender offer, merger or otherwise. We will not solicit approval of our stockholders for issuance of common and preferred stock unless our board of directors believes that approval is advisable or is required by applicable rules of the NYSE or Delaware law.

Rights Plan

On August 26, 2002, our board of directors declared a dividend of one Right for each outstanding share of our common stock to our stockholders of record at the close of business on September 10, 2002, which we refer to as the record date. As a result of previous automatic adjustments under the Rights Agreement, dated as of August 30, 2002, for our stock splits in July 2003 and December 2004 (effected in the form of stock dividends), each share of our common stock is currently associated with one-third of a Right, which entitles its registered holder to purchase from Centene (or receive the value of) one three-thousandth of a share of our Series A Junior Participating Preferred Stock. On April 23, 2007, we executed Amendment No. 1 to the Rights Agreement providing for a purchase price of $95 per one three-thousandth share of this preferred stock, subject to adjustment.

The description and terms of the Rights are set forth in the Rights Agreement and in Amendment No. 1 to that agreement.

Currently, the Rights are not exercisable and will be attached to all certificates representing outstanding shares of our common stock, and no separate certificate representing the Rights, called a Rights Certificate, will be distributed. The Rights will separate from our common stock, and the distribution date will occur, upon the earlier of:

•	ten business days following the first date of a public announcement that a person or group of affiliated or associated persons, called an acquiring person, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our common stock or

•	ten business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of our common stock, which date we refer to as the distribution date.

The distribution date may be deferred in certain circumstances by our board of directors. In addition, certain inadvertent acquisitions will not trigger the occurrence of the distribution date. Until the distribution date (or earlier redemption or expiration of the Rights):

•	the Rights will be evidenced by our common stock certificates outstanding on the record date or by new certificates representing common stock issued after the record date which contain a notation incorporating the Rights Agreement by reference,

•	the Rights will be transferred with and only with such certificates, and

•	the surrender for transfer of any certificates representing shares of our common stock outstanding will also constitute the transfer of the Rights associated with the common stock represented by such certificate.

The Rights are not exercisable until the distribution date and will expire upon the close of business on August 30, 2012, called the final expiration date, unless earlier redeemed or exchanged. As soon as practicable after the distribution date, separate Rights Certificates will be mailed to the holders of record of our common stock as of the close of business on the distribution date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by our board of directors, and except for shares of our common stock issued upon exercise, conversion or exchange of then outstanding options, convertible or exchangeable securities or other contingent obligations to issue shares or pursuant to any employee benefit plan or arrangement, only shares of our common stock issued prior to the distribution date will be issued with Rights.

If any person becomes an acquiring person, then, promptly following the first occurrence of such event, each holder of a Right shall thereafter have the right to receive, upon exercise, that number of shares of our common stock, or, in certain circumstances, cash, property or other securities, which equals the purchase price divided by 50% of the current market price per share of our common stock at the date of the occurrence of such event. However, Rights are not exercisable following such event until such time as the Rights are no longer redeemable by us. Notwithstanding any of the foregoing, following the occurrence of such event, all

Rights that are, or, under certain circumstances, were, beneficially owned by any acquiring person will be null and void. We refer to this event as an “A Trigger Event.”

For example, at a purchase price of $90, each one-third of a Right not owned by an acquiring person following an A Trigger Event would entitle its holder to purchase for $90 such number of shares of our common stock as equals $90 divided by one-half of the current market price of our common stock. Assuming that our common stock had a market price of $30 per share at such time, the holder of each valid one-third of a Right would be entitled to purchase six shares of our common stock, having a market value of 6 x $30, or $180, for $90.

If, after any person becomes an acquiring person,

•	we are consolidated with, or merged with and into, another entity and we are not the surviving entity of such consolidation or merger or if we are the surviving entity, but shares of our outstanding common stock are changed or exchanged for stock or securities, cash or any other property, or

•	more than 50% of our assets or earning power is sold or transferred,

then each holder of a Right shall thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which equals the exercise price divided by 50% of the current market price of such common stock at the date of the occurrence of the event. We refer to this event as a “B Trigger Event.”

For example, at an exercise price of $90, each valid one-third of a Right following a B Trigger Event would entitle its holder to purchase for $90 such number of shares of common stock of the acquiring company as equals $90 divided by one-half of the current market price of such common stock. Assuming that such common stock had a market price of $30 per share at such time, the holder of each valid one-third of a Right would be entitled to purchase six shares of common stock of the acquiring company, having a market value of 6 x $30, or $180, for $90.

At any time after the occurrence of an A Trigger Event, when no person owns a majority of our common stock, our board of directors may exchange the Rights in whole or in part, at an exchange ratio of one share of our common stock, or one one-thousandth of a share of our preferred stock, or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges, per Right.

The purchase price payable and the number of units of our preferred stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, our preferred stock,

•	if holders of our preferred stock are granted certain rights or warrants to subscribe for our preferred stock or convertible securities at less than the then-current market price of our preferred stock, or

•	upon the distribution to holders of our preferred stock of evidences of indebtedness or assets or of subscription rights or warrants.

The number of Rights associated with each share of our common stock is also subject to adjustment in the event of a stock split of our common stock or a stock dividend on our common stock payable in common stock or subdivisions, consolidations or combinations of our common stock occurring, in any such case, prior to the distribution date.

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. No fractional shares of our preferred stock, other than fractions which are integral multiples of one one-thousandth of a share of our preferred stock, will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of our preferred stock on the last trading date prior to the date of exercise.

Preferred stock purchasable upon exercise of the Rights will not be redeemable. Each share of our preferred stock will be entitled to receive, when, as and if declared by our board of directors, a minimum preferential quarterly dividend payment of $10 per share or, if greater, an aggregate dividend of 3,000 times the dividend declared per share of our common stock. In the event of liquidation, the holders of our preferred stock will be entitled to a minimum preferential liquidation payment of $1,000 per share, plus an amount equal to accrued and unpaid dividends, and will be entitled to an aggregate payment of 3,000 times the payment made per share of our common stock. Each share of our preferred stock will have 3,000 votes, voting together with our common stock. In the event of any merger, consolidation or other transaction in which our common stock is changed or exchanged, each share of our preferred stock will be entitled to receive 3,000 times the amount received per share of our common stock. These rights are protected by customary antidilution provisions. Because of the nature of our preferred stock’s dividend, liquidation and voting rights, the value of one three-thousandth of a share of our preferred stock purchasable upon exercise of each one-third of a Right should approximate the value of one share of our common stock.

At any time prior to the earlier of the tenth business day after the stock acquisition date or the final expiration date, we may redeem the Rights in whole, but not in part, at a price of $0.001 per Right, called the redemption price, payable in cash or stock, as such amount may be appropriately adjusted to reflect any stock split, stock dividend or similar transaction following August 30, 2002. Immediately upon the redemption of the Rights or such earlier time as established by our board of directors in the resolution ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price. The Rights may also be redeemable following certain other circumstances specified in the Rights Agreement.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends. Although the distribution of the Rights should not be taxable to our stockholders or to us, our stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for our common stock or for common stock of an acquiring company as set forth above.

Any provision of the Rights Agreement, other than the redemption price, may be amended by our board of directors prior to such time as the Rights are no longer redeemable. Once the Rights are no longer redeemable, our board of directors’ authority to amend the Rights is limited to correcting ambiguities or defective or inconsistent provisions in a manner that does not adversely affect the interest of holders of Rights.

The Rights are intended to protect our stockholders in the event of an unfair or coercive offer to acquire us and to provide the board of directors with adequate time to evaluate unsolicited offers. The Rights may have anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offer or willing to make an offer at a fair price and determined by the board. The Rights should not interfere with any merger or other business combination approved by the board of directors.

Limitation on Liability of Directors; Indemnification

Our certificate of incorporation provides that no director shall be personally liable to Centene or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. If the DGCL is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of directors shall be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Our certificate of incorporation further provides that any repeal or modification of this limitation of liability by our stockholders shall not adversely affect any right or protection of a director of Centene existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

Our certificate of incorporation requires that we indemnify our directors and officers to the fullest extent authorized or permitted by law, as now or hereafter in effect, and that such right to indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and personal and legal representatives. Except for proceedings to enforce rights to indemnification, however, Centene shall not be obligated to indemnify in connection with a proceeding (or part thereof) if such director, officer or successor in interest initiated such proceeding (or part thereof) unless such proceeding was authorized or consented to by the board of directors. The right to indemnification includes the right to be paid the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition. Any repeal or modification by the stockholders of indemnification or advancement rights shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of Centene existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

The board of directors may in its discretion provide rights to indemnification and to the advancement of expenses to employees and agents of Centene similar to those described above.

The inclusion of these provisions in our certificate of incorporation and by-laws may have the effect of reducing the likelihood of derivative litigation against our directors and may discourage or deter Centene or its stockholders from bringing a lawsuit against our directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Centene and its stockholders.

Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and By-Laws

Some of the provisions in our certificate of incorporation and by-laws, as well as our rights plan, and Delaware law could have the following effects, among others:

•	delaying, deferring or preventing a change in control of Centene;

•	delaying, deferring or preventing the removal of our existing management or directors;

•	deterring potential acquirors from making an offer to our stockholders; and

•	limiting our stockholders’ opportunity to realize premiums over prevailing market prices of our common stock in connection with offers by potential acquirors.

The following is a summary of some of the provisions in our certificate of incorporation and by-laws that could have the effects described above. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Business Combination Statute.  We must comply with Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to an interested stockholder. An “interested stockholder” includes a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. The existence of this provision generally will have an anti-takeover effect for transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Other Supermajority Voting Requirements.  In addition to the supermajority requirement for certain business combinations discussed above, Centene’s certificate of incorporation also contains other supermajority requirements, including:

•	a requirement that the vote of 75% of the outstanding shares of common stock (and any other voting shares that may be outstanding) entitled to vote generally in the election of directors is required to remove a director, with or without cause; and

•	a requirement that the vote of 75% of the outstanding shares of common stock (and any other voting shares that may be outstanding) entitled to vote generally in the election of directors is required for the stockholders to adopt, amend, alter or repeal the by-laws; and

•	a requirement that any amendment or repeal of specified provisions of Centene’s certificate of incorporation (including provisions relating to directors and amendment of our by-laws) must be approved by at least 75% of the outstanding shares of our common stock (and any other voting shares that may be outstanding) entitled to vote generally in the election of directors.

Actions at Meetings of Stockholders; Special Meetings.  Our certificate of incorporation and by-laws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of our stockholders may be called only by the board of directors or some of our officers. These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in our control or management.

Classified Board of Directors.  Our certificate of incorporation and by-laws provide that our board of directors will be divided into three classes of directors serving staggered three-year terms. Each class, to the extent possible, will be equal in number. Each class holds office until the third annual stockholders’ meeting for election of directors following the most recent election of such class.

Directors, and Not Stockholders, Fix the Size of the Board of Directors.  Our certificate of incorporation and by-laws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by a majority of our board of directors, but in no event will it consist of less than five nor more than eleven directors.

Board Vacancies to Be Filled by Remaining Directors and Not Stockholders.  Under our certificate of incorporation and by-laws, any vacancy created by any reason prior to the expiration of the term in which the vacancy occurs will be filled by a majority of the remaining directors, even if less than a quorum. A director elected to fill a vacancy will be elected for the unexpired term of his predecessor.

Advance Notice for Stockholder Proposals.  Our by-laws contain provisions requiring that advance notice be delivered to Centene of any business to be brought by a stockholder before an annual meeting and providing for procedures to be followed by stockholders in nominating persons for election to our board of directors. Ordinarily, the stockholder must give notice not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the date of the meeting is not within 30 days before or after such date, notice by the stockholder must be received not later than the 10th day following the day on which such notice of the date of the meeting was mailed or on which such public notice was given. The notice must include a description of the proposal, the reasons for the proposal, and other specified matters. Our board of directors may reject any proposals that have not followed these procedures or that are not a proper subject for stockholder action in accordance with the provisions of applicable law.

PLAN OF DISTRIBUTION

We may sell any of the securities being offered by this prospectus in any one or more of the following ways from time to time:

•	through agents or dealers;

•	to or through underwriters;

•	directly by us to purchasers; or

•	through a combination of any of these methods.

We will describe the details of any such offering and the plan of distribution for any securities offering in a prospectus supplement.

Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us, and any related compensation arrangements contemplated thereby will be described in the applicable prospectus supplement.

Underwriters, dealers and agents that participate in the distribution of our securities may be underwriters as defined in the Securities Act and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. We may have agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their businesses.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Bryan Cave LLP, St. Louis, Missouri.

EXPERTS

The consolidated financial statements of Centene Corporation as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 (which is included in Management’s Report on Internal Control over Financial Reporting) have been incorporated herein and in the prospectus supplement in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

5,000,000 Shares

Centene Corporation

Common Stock

PROSPECTUS SUPPLEMENT

BofA Merrill Lynch

Goldman, Sachs & Co.

J.P.Morgan

Credit Suisse

Barclays Capital

Allen & Company LLC

Stifel Nicolaus

January   , 2010